UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For fiscal years ended: December 31
Commission File Number: __________

Poly-Pacific International Inc.

(Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

Unit A, 4755 Zinfandel Court
Ontario, California 91761
(Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the
Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the
Act:
Common stock, no par value
(Title of Class)

Common stock, no par value
(Title of Class)

Preferred stock, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
9,361,624 Common Shares and 0 (zero) Preferred Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☐   No:   ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17:  ☒  Item 18:   ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING FORM 20-F	5

GENERAL	5

FORWARD LOOKING STATEMENTS	5

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

A. Directors and Senior Management	6
Table 1.1—Company Directors and Officers	6
B. Advisers	6
C. Auditors	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE	7

ITEM 3. KEY INFORMATION	7

A. Selected Financial Data	7
Table 3.1—Summary of Financial Statements in Canadian GAAP	7
Table 3.2—The Company's financial statements reconciled for US GAAP	8
Table 3.3—Effects of Currency Translation and Conversion	9
B. Capitalization and Indebtedness	9
C. Reasons for the Offer and Use of Proceeds	10
D. Risk Factors	10

ITEM 4. INFORMATION ON THE COMPANY	13

A. History and Development of the Company	13
B. Business Overview	14
PLASTIC BLASTING MEDIA	14
Plastic Media Development and Testing	14
MultiCut Blasting Media	15

Lease and Recycle Blasting Media	15
Raw Materials Supply	16
Competition in the Blasting Media Industry	16
RECYCLED PLASTIC LUMBER	16
Entry to the Business	16
Recycled Plastic Lumber Development and Testing	16
Recycled Plastic Lumber Products	17
Markets and Marketing	17
Manufacturing	18
Raw Materials Supply	18
Competition in the Recycled Plastic Lumber Industry	18
Competition with Wood Lumber	19
Governmental Regulations	19
General Applicability	19
Our Operations	20
GENERAL COMPANY INFORMATION	21
Warranties	21
Customer Dependence	21
Seasonality	22
Property, Plants and Equipment	22
Planned Expansion Development	23

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23

Company's Critical Accounting Policies	24
A. Operating Results	26
Table 5.1—Summary of Operations for the Blasting Media	26
Table 5.2—Summary of Operations for the Plastic Lumber	27
Operating Results Narrative for the Nine Months Ended September 30, 2004 (unaudited)	27
Operating Results Narrative for the Year Ended December 31, 2003	27
Operating Results Narrative for the Year Ended December 31, 2002	28
Operating Results Narrative for the Year Ended December 31, 2001	28
Operating Results Narrative for the Year Ended December 31, 2000	29
General Comments Relating to Operations Results	29
B. Liquidity and Capital Resources	30
C. Research and Development, Patents and Licenses	30
D. Trend Information	30
E. Off Balance Sheet Arrangements	30
F. Tabular Disclosure of Contractual Obligations	31

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	31

A. Directors and Senior Management	31
B. Compensation	31
C. Board Practices	33
D. Employees	33
E. Share Ownership	34

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	34

A. Major Shareholders	34
B. Related Party Transactions	35
C. Interests of Experts and Counsel	36

ITEM 8. FINANCIAL INFORMATION	36

A. Consolidated Financial Statements and Other Financial Information	36
Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2004 (Unaudited)	37
Consolidated Financial Statements December 31, 2003 and 2002	47
Consolidated Financial Statements December 31, 2002 and 2001	67
B. Significant Changes	85

ITEM 9. THE OFFER AND LISTING	85

Table 9.1—History on TSX Venture Exchange (in Canadian Dollars)	85

ITEM 10. ADDITIONAL INFORMATION	85

A. Share Capital	85
Common Stock	85
Preferred Stock	86
B. Memorandum and Articles of Association	87
C. Material Contracts	87
D. Exchange Controls	87
E. Taxation	88
F. Dividend and Paying Agents	89
G. Statement by Experts	89
H. Documents on Display	89
I. Subsidiary Information	89

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	89

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	89

PART II	89

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	89

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	89

ITEM 15. CONTROL AND PROCEDURES	90

ITEM 16. RESERVED	90

A. Audit Committee Financial Expert	90
B. Code Of Ethics	90
C. Principal Accountant Fees And Services	90
D. Exemption From Listing Standards For Audit Committees	90
E. Purchases Of Equity Securities By The Issuer And Affiliated Persons	90

PART III	90

ITEM 17. FINANCIAL STATEMENTS	90

ITEM 18. FINANCIAL STATEMENTS	90

ITEM 19. EXHIBITS	90

SIGNATURE	91

EXPLANATORY NOTE REGARDING FORM 20-F

This Form 20-F is filed for the nine months ended September 30, 2004 (unaudited), and the years ended December 31, 2003, 2002, 2001 and 2000.

GENERAL

Unless the context otherwise requires, the "Registrant" means Poly-Pacific International Inc. and the "Company" means the Registrant.

The Registrant uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references in this document to "dollars" or "$" are expressed in Canadian dollars. Also, see Item 3 "Key Information" Table 3.3 for more detailed currency and conversion information.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Report that are not historical facts, including, statements made in the sections entitled Item 3-"Key Information," Item 4-"Information on the Company" and Item 5-"Operating and Financial Review and Prospects," are statements of future expectations and other forward-looking statements under Section 21E of the Securities Exchange Act, that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the statements. Actual results, performance or events may differ materially from those in the statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, (v) changes in laws and regulations, (vi) changes in the policies of central banks and/or foreign governments, and (vii) competitive factors, in each case on a global, regional and/or national basis. See Item 5-"Operating and Financial Review and Prospects."

The forward looking statements contained herein are based on the Company's assumptions regarding world economic and market conditions the price and supply of raw materials. Among the factors that have a direct bearing on the Company's future results of operations and financial conditions are the successful development of the Company's projects and a change in government regulations, leverage and debt service, competition, cost of certain raw materials, currency fluctuations and restrictions, technological changes, and other factors discussed herein. The Company's actual results of operations may vary significantly from the performance projected in the forward looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Table 1.1—Company Directors and Officers

Name	Position	Business Address
Tom Lam	President and Chief Executive Officer	4287 B Dawson Street Burnaby, British Columbia V5C 453
Don Quon	Director	212 Christie Park Green SW Calgary, Alberta T3H 2V4
David Tam	Director, Secretary and Canadian Counsel	1500 Manulife Place 10180 - 101 Street Edmonton, Alberta T5J 4K1
Mike Duff	Director	2380 Commerce Place 10155 - 102 Street Edmonton, Alberta T5J 4G8
Edward Chambers	Director	2835 Lansdowne Road Victoria, British Columbia V3R 3P8

B. Advisers

In California, the Company banks with East West Bank at 23670 Hawthorn Blvd., Torrence, CA 90505 The telephone number for East West Bank is 310-791-2800 and the contact person is Allen Huang. In Alberta, the Company banks with the Bank of Nova Scotia (ScotiaBank) at 11508 Jasper Avenue, Edmonton, Alberta T5K 0M8. The telephone number for the ScotiaBank is 780-448-7930 and the contact person is Lynn Mark. The Company’s Canadian corporate legal advisor is David Tam who is a partner in Parlee McLaws LLP. The address for Parlee McLaws is 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 4K1. The telephone number for David Tam is 780-423-8662.

C. Auditors

The Company’s auditor is Collins Barrow Edmonton LLP, Chartered Accountants, 1550, 10250 - 101 Street, Edmonton, Alberta, Canada T5J 3P4, telephone 780-428-1522. The audit contact partner is Samuel C. H. Yeung, C.A., C.F.A.

Collins Barrow Edmonton has memberships in the Canadian Public Accounting Board (CPAB), Canadian Institute of Chartered Accountants (CICA) and Institute of Chartered Accountants of Alberta (ICAA); and has filed for registration with the Public Company Accounting Oversight Board (PCAOB).

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for fiscal years ended December 31 have been audited by Collins Barrow Edmonton LLP, Chartered Accountants. The selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for the nine months ended September 30, 2004 (unaudited), and for the years ended December 31, 2003, 2002, 2001 and 2000 included elsewhere in the Exhibits to this Report.

Our financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and notes to our financial statements provide a reconciliation to United States GAAP.

All amounts are shown in Canadian dollars, unless otherwise specified.

Table 3.1—Summary of Financial Statements in Canadian GAAP

Summary of financial statements for the nine months ended September 30, 2004 (unaudited), and the annual financial statements of the prior four years are presented in this table. All amounts are shown in Canadian dollars and prepared in accordance with Canadian GAAP.

Poly-Pacific International Inc.
	9 Months ended 30/9/2004 (unaudited)	Year ended 31/12/2003	Year ended 31/12/2002	Year ended 31/12/2001	Year ended 31/12/2000
Total Consolidated Revenues	3,157,800	4,242,326	3,719,163	3,764,244	3,877,294
Total Operating Expenses	3,047,304	4,642,116	4,525,020	3,517,374	3,534,851
Income tax expense (recovery)	87,136	(154,134)	(167,844)	74,556	126,714
Net Income (Loss) from operations	23,360	(245,656)	(638,013)	172,314	215,729
Net Income (Loss) per share	0.003	(0.026)	(0.068)	0.018	0.022

Total Assets	4,091,767	4,364,173	5,783,214	5,449,998	5,415,614
Long term obligations	1,299,271	1,785,766	187,260	211,980	-
Common Shares Capital	865,584	865,584	865,584	865,584	911,811
Preferred Shares Capital	-	-	2,967,036	2,967,036	2,967,036
Contributed Surplus	630,654	613,806	-	-	-
Retained Earnings (Deficit)	(70,417)	(93,777)	151,879	736,697	658,505
Common Shares outstanding	9,361,624	9,361,624	9,361,624	9,361,624	9,853,624

Weighted Average - Basic	9,361,624	9,361,624	9,361,624	9,480,506	9,848,528
Weighted Average - Diluted	12,883,624	9,361,624	9,361,624	14,607,961	15,608,005

Table 3.2—The Company's financial statements reconciled for US GAAP

The Company's financial statements have been prepared in accordance with Canadian GAAP
Listed below are the reconciled amounts under U.S. GAAP:

Poly-Pacific International Inc.
	9 Months ended 30/9/2004 (unaudited)	Year ended 31/12/2003	Year ended 31/12/2002	Year ended 31/12/2001	Year ended 31/12/2000
Net Income (Loss) per Canadian GAAP	23,360	(245,656)	(638,013)	172,314	215,729
Deferred costs in the year (A)	(115,828)	(47,353)	(312,581)	(53,414)	(84,596)
Stock based compensation (B)	-	-	-	-	-
Amortization of deferred costs (A)	70,775	134,887	84,322	64,549	48,464
Write off deferred project costs (A)	-	-	-	89,537	4,048
Net Income (Loss) per US GAAP	(21,693)	(158,122)	(866,272)	272,986	183,645
Cumulative translation adjustment	-	-	-	133,582	93,432
Comprehensive Income (Loss) (C)	(21,693)	(158,122)	(866,272)	406,568	277,077
Basic Income (Loss) per US GAAP	(0.0023)	(0.0169)	(0.0925)	0.0288	0.0186
Diluted Income (Loss) per US GAAP	(0.0023)	(0.0169)	(0.0925)	0.0187	0.0118

Total Assets per Canadian GAAP	4,091,767	4,364,173	5,783,214	5,449,998	5,415,614
Deferred Costs (A)	(497,329)	(452,276)	(539,810)	(311,511)	(412,223)
Total Assets per US GAAP	3,594,438	3,911,897	5,243,404	5,138,487	5,003,391

Total Cumulative Retained Earnings per Canadian GAAP	(70,417)	(93,777)	151,879	736,697	658,505
Deferred Costs (A)	(115,828)	(47,353)	(312,581)	(53,414)
Deferred Costs Amortized (A)	70,775	134,887	84,322	64,549	(412,223)
Deferred Costs Written off (A)	-	-	-	89,537	-
Stock based compensation (B)	-	-	-	-	(58,396)
Cumulative translation adjustment	-	-	-	133,582	(80,387)
Cumulative Difference between Canadian and US GAAP	(510,672)	(598,206)	(369,947)	(551,006)
Total Cumulative Retained Earnings per US GAAP	(626,142)	(604,449)	(446,327)	419,945	107,499

(A)  The company capitalizes costs relating to the development of their product lines. Under US GAAP, the deferred charges would be expensed entirely in the year when the expenses are incurred. Hence, current year additions to deferred charges are expensed as incurred under US GAAP.

Amortization of deferred charges and write off of deferred charges would not be required under US GAAP as all deferred charges are expensed as incurred. Therefore amortization of deferred charges and write off of deferred charges are added back to Net Income (Loss) per Canadian GAAP.

Since all deferred charges are written off as incurred, there should be no deferred charges on the balance sheet per US GAAP.

(B)  The company adopted the fair value method of accounting for stock-based compensation effective January 1, 2002. Hence, all options issued after January 1, 2002 have been treated the same for US and Canadian GAAP purposes. Prior to January 1, 2002, an accounting difference existed for stock based compensation. Under US GAAP (APB 25), the company would use the intrinsic value method for expensing stock options issued after December 15, 1998. The company issued stock options on April 1, 1999 and would have recorded stock based compensation expense of $58,396 under the intrinsic value method.

(C)  Per SFAS 130, comprehensive income items (e.g. currency translation) should be recorded in the income statement to derive comprehensive income, however, under Canadian GAAP, currency translation adjustment is recorded to the balance sheet. Cumulative translation adjustment was adjusted to equity in 2002 due to change in accounting policy, therefore, there is no US and Canadian GAAP difference.

Table 3.3--Effects of Currency Translation and Conversion

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at each of the periods indicated; (ii) the average exchange rates in effect on the last day of each period; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York; and (iv) prices based for the period January 1 to December 31 yearly, and quoted in U.S. dollars.

	Sept 30, 2004	2003	2002	2001	2000
Rate at end of period	0.7906	0.7738	0.6329	0.6279	0.6669
Average rate during period	0.7524	0.7159	0.6294	0.6460	0.6625
High Rate	0.7906	0.7738	0.6619	0.6697	0.6969
Low Rate	0.7158	0.6349	0.6200	0.6241	0.6410

On February 1, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $0.8061 USD = $1.00 CDN.

B. Capitalization and Indebtedness
Capitalization of Poly-Pacific International Inc. in Canadian Dollars
Description	Authorized	Balance at December 31, 2004
Bank Line of Credit	$500,000. USD	$342,969.
Equipment Loan	N/A	$257,840.
Mortgage Payable	N/A	$162,540.
Debentures	N/A	$1,616,604.
Common Shares	Unlimited (9,361,624 issued)	$865,584.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on the Company's business development, or constitute risk factors in respect of the Company's financial performance.

Our limited financial resources may impede our ability to implement our business plan.

The Company has limited financial resources with no assurance that sufficient funding will be available to it for future expansion and development or to fulfill its obligations under current agreements. There is no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further expansion and development of its projects.

As a result of our acquisition or lease of real estate, we may become liable for the remediation and/or removal of hazardous or toxic substances from that real estate which could result in a decrease in our operating income and stock price.

From time to time, we acquire or lease storage facilities or other properties in connection with the operation of our business. Under various Canadian laws and U.S. federal, state, or local environmental laws, ordinances, and regulations, we could be required to investigate and clean up hazardous or toxic substances or chemical releases at properties we acquire or lease. We could also be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred by those parties in connection with any contamination. The costs of investigation, remediation, or removal of hazardous or toxic substances may be substantial, and the presence of those substances, or the failure to properly remediate a property, may adversely affect our ability to sell or rent a property or to borrow using a property as collateral. In addition, we could be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from these properties, which could result in a decline in our stock price.

Because our plastic lumber products are relatively new, we may encounter resistance from prospective customers which could result in greater costs and a decline in our stock price.

The reclamation and recycling of plastic and the manufacture of plastic lumber for use in agriculture is relatively new. A general reluctance exists in the agricultural markets to embrace new products before they have been extensively used in particular locales. We may experience resistance from prospective customers who are accustomed to more conventional, natural wood and other materials. The result could be a need to broaden our marketing efforts in support of the network of dealers, which would increase our costs and could cause a decline in our stock price.

If we are not able to obtain our raw materials at commercially reasonable terms, our earnings may be reduced which could result in a decrease in our stock price.

The availability of low-cost raw materials, namely post-consumer and industrial plastic waste products, is a material factor in our costs of operations. The unavailability, scarcity, or increased cost of these raw materials could affect our profitability. We purchase most of our raw materials through generators of post-consumer and industrial recycled plastic materials. Disruption of our supply sources could reduce our earnings and result in a decrease in our stock price.

A lack of uniform standards exists in the plastic lumber industry in which we operate, and that could restrict the growth of plastic lumber products and limit the market for these products, which could result in decreased revenues and a decline in our stock price.

The American Society for Testing and Materials and other industry trade organizations have established general standards and methods for measuring the characteristics of specific building materials. Users of building materials (and frequently, issuers of building codes) generally specify that the building materials comply with the standards relative to the proposed applications. Since uniform, recognized standards or methods have only recently been established for measuring the characteristics of plastic lumber, potential users may not be aware of this method of judging whether or not plastic lumber may be suitable for their particular requirements, without being informed of these standards by the plastic lumber supplier or otherwise becoming aware of them. The fact that these standards are not well known for plastic lumber may limit the market potential for our building materials and make potential purchasers of these building materials reluctant to use them and result in decreased revenues and a decline in our stock price.

Because the industries in which we operate are subject to extensive regulation, the cost of complying with those regulations, or the liability for not complying, could become substantial which could reduce our revenues and result in a decrease in our stock price.

Our business is subject to extensive laws and regulations designed to protect the environment from toxic wastes and hazardous substances or emissions and to provide a safe workplace for employees. Under current U.S. federal regulations, the Resource Conservation & Recovery Act, and Comprehensive Environmental Responsibility, Compensation, and Liability Act, the generator of toxic or hazardous waste is financially and legally responsible for that waste forever, and is strictly liable for the clean up and disposal costs. Canada has similar laws and regulations. We believe we are either in material compliance with all currently applicable laws and regulations or that we are operating in accordance with appropriate variances or similar arrangements, but we cannot be sure that we will always be deemed in compliance, nor can we be sure that compliance with current laws and regulations will not require significant capital expenditures that could have a material adverse effect on our operations. These laws and regulations are subject to change and could become more stringent in the future. Although state and federal legislation currently provides for procurement preferences for recycled materials, the preferences for materials containing waste plastics are dependent upon the eventual promulgation of product or performance standard guidelines by state or federal regulatory agencies. The guidelines for recycled plastic building materials may not be released or, if released, the product performance standards required by those guidelines may be incompatible with our manufacturing capabilities. It may be necessary to expend considerable time, effort and money to keep our existing or acquired facilities in compliance with applicable environmental, zoning, health, and safety regulations as to which there may not be adequate insurance coverage. In addition, due to the possibility of unanticipated factual or regulatory developments, the amounts and timing of future environmental expenditures and compliance could vary substantially from those currently anticipated.

Our key management decisions are made by our Mr. Thomas Lam, our president, and if we lose his services, our ability to generate revenues may be reduced.

Our success is dependent on the efforts of Mr. Thomas Lam, our president. We maintain $2 million in key person life insurance on Mr. Lam. Because Mr. Lam is currently essential to our operations, we rely on his management decisions and continuing service. Our President will continue to control our business affairs after the effective date of this registration statement. We have an employment agreement in place with him, which includes a two-year non-compete in respect of the plastic media business, and a two-year agreement to further protect the interests of the Company and its affiliates through non-solicitation of any customers, employees or agents of the Company, or any of its affiliates. However, if we lose his services unexpectedly, we may not be able to readily hire and retain another president with comparable experience.

You may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws against us and our non-U.S. operating subsidiary and our and their non-U.S. resident directors and officers.

We and one operating subsidiary are located in Canada and our non U.S. subsidiary’s principal assets are located outside the United States. Our and their directors and executive officers are foreign citizens and do not reside in the United States. It may be difficult for courts in the United States to obtain jurisdiction over these foreign assets or persons and as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our directors or executive officers in United States courts. In addition, the courts in the countries in which we and our non-U.S. subsidiary are organized or where we and our subsidiary’s assets are located may not permit lawsuits of the enforcement of judgments arising out of the United States and state securities or similar laws.

Sales of our common stock under Rule 144 could reduce the price of our stock.

As of February 1, 2005, there are 6,100,979 shares of our common stock held by non-affiliates and 3,260,645 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities.

Ninety days after this registration statement is effective, the shares of our common stock can be freely resold under Rule 144 under the Securities Act of 1933, except for any shares held by our "affiliates," which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933, since the non-affiliated persons who own them have held those securities for more than two years. Affiliates may sell subject to price, volume and other limitations of Rule 144. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing prices for our securities.

We are authorized to issue preferred stock which, if issued, may reduce the price of the common stock.

Although no preferred shares are currently issued and outstanding, our directors are authorized by our Articles of Incorporation, as amended, to issue shares of preferred stock in series without the consent of our shareholders. Our preferred stock, if and when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. The issuance of preferred shares in series and the preferences given the preferred shares must be made by a Resolution of Directors, but do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares.

Because we do not have a compensation committee, shareholders will have to rely on the entire board of directors, two members of which are not independent, to perform this function.

We do not have a compensation committee comprised of independent directors. Indeed, we do not have a compensation committee. This function is performed by the board of directors as a whole in respect of compensation of officers of the corporation. Mr. Thomas Lam, President, and Mr. David Tam, Secretary and Corporate Counsel, as members of the board of directors are not independent directors. Thus, there is a potential conflict in that board members who are not independent may participate in discussions concerning management compensation and other issues that may affect management decisions.

Because there is not now and may never be a U.S. public market for our common stock, investors may have difficulty in reselling their shares.

Our common stock is currently not quoted on any U.S. market. No U.S. market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid in U.S. markets, which inhibits investors’ ability to resell their shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Poly-Pacific International Inc. is an Alberta Canada corporation number 20671721, formed on October 25, 1995. Our stock currently trades only in Canada on the TSX Venture Exchange, symbol PMB. We have two subsidiaries. Everwood Agricultural Products International Inc. is an Ontario Canada corporation number 1308111 formed on July 29, 1998 upon the acquisition of the assets of Everwood Agricultural Products Inc. Poly-Pacific Technologies Inc. is a California corporation number C2045209, formed on June 24, 1999.

The address of our principal executive offices is Unit A, 4755 Zinfandel Court, Ontario, California 91761, telephone: (909) 390-7799. The name and address of our registered agent in Canada is: Parlee McLaws LLP, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 4K1.

The capital expenditures during the past three years have been for the plant relocation, equipment additions, and installation for the media production line in California totaling $790,000; and for acquisition and installation of the recycled plastic lumber extrusion line in California totaling $650,000. There have not been any material capital divestitures since the inception of the Company.

B. Business Overview

Poly-Pacific Technologies Inc. is a California based manufacturer of plastic blasting media. Plastic blasting media products are used to strip paint and other coatings from aluminum, fiberglass and other similar materials, reducing the use of toxic and hazardous chemical strippers. Our plastic blasting media is made from scrap thermoset plastics and scrap acrylic thermoplastics, which have been used to make products such as electrical switches and fittings, dice and game pieces, dinner ware, display signs, airplane windows, and automotive parts.

Our California subsidiary also makes recycled plastic lumber from spent blasting media and post consumer plastics using the process that was developed for our subsidiary in Canada.

Everwood Agricultural Products International Inc is a manufacturer of recycled plastic lumber that is made from spent plastic blasting media taken back from blasting media customers, in combination with recyclable post consumer plastics. The recycled plastic lumber products made are beams and fence posts that are being sold to the agricultural industries.

Since inception, our initial focus has been on MultiCut plastic blasting media and developing the technology to provide these products to military, commercial and industrial customers. Poly-Pacific entered the development of processes for recycled plastic lumber as the means to take back spent blasting media from its customers and recycle it.

We first obtained an International Standards Organization, or ISO, certification in 1997, and are now ISO 9001:2000 certified for the production of MultiCut plastic blasting media. The ISO certification provides assurances to commercial customers in the USA, Canada and overseas that the products are made with strict adherence to international quality standards that determine how the products will perform. This certification has only been sought for, and applied to, the plastic blasting media because it is used in servicing and manufacturing operations where the users want advance assurance that it will meet their specifications and perform as expected.

The most substantial proportion of our products, an average of 80% during the past five years, is sold in the USA. A further 10% of our revenues are earned in Canada, with a similar proportion being realized from international export sales.

PLASTIC BLASTING MEDIA

Plastic Media Development and Testing

The predecessor company, Poly-Pacific Inc., began its plastic media product research in 1989, recognizing that special equipment had to be created to get consistent results. From 1989 through 1992, the company undertook a joint venture project with the Alberta Research Council (ARC) to explore alternative materials and processes for creating contaminant-free products. Research with scrap thermoset plastics determined which equipment was best to create the sizes and shapes needed for MultiCut media, and revealed how contaminants could be isolated to develop cleaning process that could extract virtually all foreign matter from the scrap plastics and the products.

From 1992 through 1995, when it was possible to produce a clean product, Poly-Pacific continued joint-venture research with the ARC, and with Canadian federal government funding assistance, to ensure the processes could consistently produce products meeting customer specifications. Sizing distribution controls were established to maintain stripping capability. Trials were conducted to formulate media with an acceptable breakdown rate. Then, when physical traits were under control, extensive trials were conducted with the company’s initial customers to create a process that, by February 1995, enabled production of products that consistently meet customer specifications.

After Poly-Pacific International Inc. acquired the equipment and technology for the MultiCut plastic blasting media in 1996, research was continued to develop testing methodologies for quality controls to ensure production of on-specification media. In addition, extensive testing of product material characteristics and performance is conducted at regular intervals by an independent laboratory recommended by the US Military, in order to ensure that specific MultiCut media products continue to meet their high standards.

MultiCut Blasting Media

This initial business established by Poly-Pacific starts with the purchase of scrap plastics for blasting media production; urea and melamine used to make products such as electric light switches and fittings, dice and other game pieces, and plates and other dishes primarily from China, and acrylic, used to make products such as such as signs, airplane windshields, and window and door panels, primarily from the USA. These plastics are shaped, finished and packaged as MultiCut plastic blasting media.

The primary markets for plastic blasting media include the aviation, marine, automotive, other ground transport, petrochemical and equipment repair and servicing industries, and manufacturers of electronic, computer and other products that require cleaning or polishing before packaging. Poly-Pacific sells product in all of these industries. The initial users of plastic blasting media were those wanting a replacement for chemical strippers, but further uses of this blasting media have been to replace silica sand, CO2 cold jet, high pressure water jet, and other types of blasting beads. Based upon our experience in the industry, we believe that plastic blasting media has made advances because of the relative ease with which it can be contained and cleaned up compared to other types of blasting media.

Lease and Recycle Blasting Media

The lease and recycle business requires the supplier to take back the blasting media after use (when it is “spent”) for recycling. After use, the products sold on the lease and recycle basis by Poly-Pacific are taken back and incorporated as an ingredient for the recycled plastic lumber manufactured at the plants in Canada and California. The spent media provides added strength and rigidity, reduces the amount of dyes needed for uniform color, and acts as a necessary blowing or foaming agent for creating bubbles in the core of each plastic lumber piece. It is the honeycombed core that makes it possible to use standard nails, screws and staples when attaching fencing or other materials to the recycled plastic lumber.

Poly-Pacific sells about 45% of its plastic blasting media on a lease and recycle basis, and the resulting recycled spent media accounts for an average of 15% of the weight for the recycled plastic lumber.

Raw Materials Supply

We obtain our plastics feedstock for the blasting media from several sources. The scrap urea and scrap melamine is purchased in China from several large brokers there who collect the materials from a very large number of manufacturing operations. For these plastics Poly-Pacific requires two to three containers per month, while China exports from 55 to 65 containers of these materials monthly. In addition, we have used suppliers in the USA, Canada and Europe for shorter delivery lead times when needed. The scrap acrylic plastics are purchased primarily from suppliers in the southern USA who collect materials from manufacturing plants on both sides of the USA/Mexico border. We have used these raw material supply sources for over eight years now, and believe they are dependable and adequate for long term media requirements. For the media production we generally maintain a raw material inventory sufficient to supply our manufacturing requirements for one to two months.

Competition in the Blasting Media Industry

The blasting media markets are held by a small number of companies. The three largest competitors are US Technology Corporation in Canton, Ohio, and Maxiblast Inc. in Indiana and Composition Materials Co. Inc. in Fairfield, Connecticut. There are three other smaller competitors of comparable size to us, Solidstrip Composite Leasing Corporation, Pattern Plastics and Opti-Blast Inc.

Poly-Pacific currently sells about 2 million pounds of plastic blasting media annually. We compete based on customer familiarity with the supplier, and the supplier’s ability to meet the user’s media specifications for their particular needs, plus either price, lead time for delivery and/or proven ability to recycle.

RECYCLED PLASTIC LUMBER

Entry to the Business

Poly-Pacific entered into the recycled plastic lumber business because it offered a process for recycling spent blasting media as an ingredient in the lumber. In addition, a major raw material input to the lumber, about 85% of the weight, is post consumer plastics collected through programs promoted in the USA by the Ag Container Recycling Council and in Canada by CropLife Canada, and through residential Blue Box/Blue Bag programs in both countries.

Recycled Plastic Lumber Development and Testing

The Company began the search for a method of recycling spent media in 1996. Through research in conjunction with the Alberta Research Council (ARC), it discovered that spent media could be incorporated into a plastics extrusion process to make a stronger and more rigid form of recycled plastic lumber. The ARC, through its contacts with other research institutes, introduced the Company to Plastic Plastic Inc. (operating as Everwood Agricultural Products) in Ontario. The companies and the ARC worked together to refine the technology and create products with better strength characteristics that would be totally safe, beneficial to the environment and best suited to its intended uses. When Everwood was acquired in 1998, Poly-Pacific became the sole owner of the technology that had been developed over the preceding four years.

From 1998 through 2004, the Company researched ideas for improving the equipment and the products. Through this activity it developed extrusion methods and dies that can be used to produce “squared” lumber products, and improvements to the extrusion equipment that enable increased rates of material throughput. In 2004, the Company’s research enabled the development and testing of process improvements to successfully incorporate mixed plastics collected through Blue Box/Blue Bag programs in to the recycled plastic lumber products. The result is that the full range of post-consumer plastics can now be used in the Company’s processes.

Recycled plastic lumber product testing has been essential through all stages of the research and development, and for the finished products. Because a large proportion of the materials being processed may be classed as hazardous materials, products must be tested regularly to ensure that they are environmentally safe for sale and use. The testing is done through independent, certified laboratories.

Recycled Plastic Lumber Products

Our segment of the recycled plastic lumber business is the agriculture industry. The markets are for boards, planking and posts to be used on farms, ranches and orchards. The company sells 5 inch diameter fence posts produced at the Everwood plant in Ontario, and 4 by 4 beams produced at the Poly-Pacific Technologies plant in California. Everwood has completely sold out all of its production in each of the past five years with most going to the central and eastern US states.

The normal order backlog for Everwood is for 10 to 12 loads of white fence posts. Such posts are always in short supply because more than 95% of the plastic supply is comprised of multi-color pieces.

Markets and Marketing

Everwood’s products are now sold through over 125 locations in the USA with sales that have been recorded in 40 states and 9 of the provinces in Canada.

Everwood sells its products primarily through distributors and dealers, but some sales are made direct to large farming operations where the consumer purchases one or more truckloads, about 1,100 pieces per load, at a time. There are five distributors who in turn supply dealers in 19 of the states in the USA. However, beginning in 2001, Everwood has only granted additional sales rights to new dealers. Except for the possibility of large individual customers who approach Everwood directly, each distributor has exclusive rights to sell the products in one or more states as established by agreement. The states that are served by distributors are Alabama, Arkansas, Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, North Carolina, South Dakota, Wisconsin and Wyoming. Distributors make their own arrangements with dealers in their areas, but for dealers that sign agreements directly with Everwood their exclusive areas for sales are limited to a 50 mile radius from their locations.

All sales made by Everwood are based on the published prices for products, as adjusted from time to time, plus the cost of shipping and handling. The lowest prices are for sales to distributors who establish their own markups for sales to their dealers and/or customers. The next price level is for Everwood sales to dealers who establish their own markups for sales to their customers. The only regular costs absorbed by Everwood for distributors and dealers is for supplies of flyers, descriptive product and material safety data sheet materials, and product sections for samples. Distributors and dealers are also supported by periodic attendance by Everwood at some of the larger agricultural trade shows each year.

Manufacturing

The processes at the Everwood and California plants extrude the recycled plastic lumber products in a continuous flow manner, cutting them to length at the end of the initial cooling process. The final shape of the lumber depends on the die being used. At Everwood the pieces produced are five inch diameter round posts, while at the California plant they are four inch square pieces that have rounded edges. There is one improvement that the Company would like to make and that is to add a mold system to each extrusion machine to enable production of precisely shaped lumber pieces.

The recycled plastic lumber lines are comprised of standard pieces of equipment set up to mix the ingredients, heat, extrude, cool, cut to length and bundle the pieces for shipping. The technology created and represented in these extrusion lines was evolved through eight years of research, development, testing and process refining to create plastic lumber best suited to agricultural needs and uses. Each production line can process up to 4 million pounds of recycled plastic per year.

Raw Materials Supply

Mixed plastics feedstocks for recycled plastic lumber are readily available. Active programs are operated to collect and granulate plastic containers across Canada and the USA. There are many more firms collecting other plastic materials from a large variety of recycling facilities, including municipal recycling programs, as well as plastics discarded in various industrial and manufacturing processes throughout North America. Our plants in Canada and California obtain raw materials from all of these sources, as well as from the spent blasting media that Poly-Pacific takes back in respect of its lease and recycle media sales.

Competition in the Recycled Plastic Lumber Industry

The recycled plastic lumber industry is comprised of many manufacturers, and they produce a wide variety of products. Of the numerous competitors identified by Poly-Pacific through our research, only one of those companies, Horse Fence Direct Inc., distributes products solely for agriculture. But even though Even Horse Fence Direct has several competing recycled plastic lumber products targeted at the horse breeder/rancher type of operation, they also distribute Everwood’s white fence posts. Most of the competitor manufacturing companies make from 5 to 50 or more different recycled plastic lumber products, either in the form of dimensioned lumber pieces or end products like picnic tables, benches, playground equipment, and so on.

In respect of the other competitors Poly-Pacific and Everwood compete primarily on price because our manufacturing process is cost effective but also because we focus on a limited number of products for a limited market, the agriculture market, including mixed farming, cattle operations and orchards.

There are significant barriers to entry for this line of business. First and foremost, the technology and development of a successful product is time consuming and costly. Second, there is a large capital investment required to build the plants, purchase the equipment necessary to operate the facilities, and market the products on a national level. In order to penetrate the markets successfully, a company needs to establish a national presence with the ability to produce in sufficient volumes to attract major distributors. This type of operation requires technically trained individuals to operate and ensure that the facility remains in strict compliance with our formulas and quality control procedures to maintain product consistency on a national basis.

Competition with Wood Lumber

We manufacture recycled plastic lumber that is in direct competition with conventional wood in most of its applications. At present, the principal competitive disadvantage of recycled plastic lumber compared to wood is that recycled plastic lumber is generally more expensive to purchase. Recycled plastic lumber is comparable in price to high-grade cedar and redwood. Composite lumber is about 20% less expensive than recycled plastic lumber. Recycled plastic lumber and composite lumber can be more expensive to initially purchase than comparable wood, but recycled plastic lumber and composite lumber can be more cost effective because they can substantially outlast wood, particularly in applications where the lumber is exposed to the elements. We also believe that environmental restrictions are presently impeding forestry operations in United States forests. A second factor impeding the use of pressure treated wood is the toxic leaching characteristics. Chemicals injected into pressure treated wood contain hazardous constituents that are released into the soil and create potentially hazardous conditions, which the U.S. Environmental Protection Agency has recently taken action to address, by phasing out these chemicals by December 31, 2003. These factors may reduce, if not eliminate, any price advantage that pressure treated wood presently has with respect to its initial cost.

We believe that our recycled plastic lumber products offer the following advantages over traditional wood lumber products:

•	Environmentally friendly and non-toxic
•	Virtually maintenance free
•	Conservation of trees and reduced use of exotic rain forest hardwoods
•	Can be used like wood posts
•	Aesthetically pleasing wood-like textured surface
•	Splinter proof and never rots
•	Not affected by termites, ants, or other woodborers
•	Not affected by moisture
•	No splitting, cracking, or chipping
•	No toxic leaching into soil or groundwater

Governmental Regulations

General Applicability

Although the recycled plastic and composite lumber operations do not generate significant quantities of waste materials or hazardous substances, our operations are and will in the future be subject to numerous existing and proposed laws and regulations designed to protect the environment from waste materials and particularly hazardous wastes emissions.

Our businesses are subject to extensive laws and regulations designed to protect the environment from toxic wastes and hazardous substances or emissions and to provide a safe workplace for employees. Under current federal regulations, the Resource Conservation & Recovery Act, and Comprehensive Environmental Responsibility, Compensation, and Liability Act, the generator of toxic or hazardous waste is financially and legally responsible for that waste forever, and strictly liable for the clean up and disposal costs. We believe we are either in material compliance with all currently applicable laws and regulations or that we are operating in accordance with appropriate variances or similar arrangements, but we cannot be sure that we will always be deemed in compliance, nor can we be sure that compliance with future laws and regulations will not require significant capital expenditures.

The primary regulations affecting the plastic lumber divisions are air quality emissions from our manufacturing plants, disposal of solid and liquid wastes, wastewater, and storm water discharge. We do not believe that our waste disposal practices and manufacturing processes are in violation of any existing or presently proposed laws or regulations or require special handling permits or procedures or other factors that could result in significant capital expenditures.

Additionally, as with manufacturing practices in general, if we release any hazardous substance, such a release could have a material adverse effect whether we (i) directly or indirectly cause the release; or (ii) the release comes from any of our owned or leased properties; or (iii) the release comes from any associated offsite disposal of our wastes; or (iv) the release comes from prior activities on our owned or leased property. These laws and regulations are subject to change and could become more stringent in the future.

Although state and federal legislation currently provides for procurement preferences for recycled materials, the preferences for materials containing waste plastics are dependent upon the eventual promulgation of product or performance standard guidelines by state or federal regulatory agencies. The guidelines for recycled plastic building materials may not be released or, if released, the product performance standards required by those guidelines may be incompatible with our manufacturing capabilities. It may be necessary to expend considerable time, effort and money to keep our existing or acquired facilities in compliance with applicable environmental, zoning, health, and safety regulations as to which there may not be adequate insurance coverage. In addition, due to the possibility of unanticipated factual or regulatory developments, the amounts and timing of future environmental expenditures and compliance could vary substantially from those currently anticipated.

Our Operations

Our material handling, supplies and products are subject to environmental laws and regulations. The United States Environmental Protection Agency (EPA) administers these laws and regulations through 10 regional offices and the environmental departments or agencies of the states. In Canada, the federal department, Environment Canada, and the provinces ministries or departments of environment, administer equivalent laws and regulations. In order to operate a recycling program in a given locale, a company must be able to provide assurances that it meets the legal requirements.

The original operations for Everwood in Canada were approved by the Ontario Ministry of the Environment prior to 1996 as being in compliance the clean air, fresh water and pollution emission controls requirements of the province. In addition, CropLife Canada had similar approvals throughout all provinces in Canada for the processes used to collect and transport the plastic from the agricultural herbicide and pesticide containers. And CropLife Canada had assisted Everwood in ensuring that the products met environmental requirements for sale in the agriculture industry.

However, spent plastic blasting media is a material that could potentially be classed as hazardous waste due to components such as cadmium in the paint particles. In order to collect this material from customers in the USA, Poly-Pacific had to obtain approvals from the EPA for the methods that would be used to collect, handle, transport, store and use the spent plastic blasting media to ensure that there could be no damage to the environment arising from this process. The scope for EPA monitoring and control extends to the record keeping for tracking the material from its source, or the generator of the potentially hazardous material, to its inclusion in batches of product produced. In addition, Poly-Pacific has to be able to prove to the EPA authorities that the spent media and/or the products being produced are not being stockpiled; there has to be an existing, proven market for the products. Because of the processes used by Poly-Pacific, and because of the agricultural demand for recycled plastic lumber, providing this proof has never been a problem, but the EPA authority in each jurisdiction where spent media may be collected must first provide approval for the program.

The first EPA approvals for handling spent media as an ingredient for recycled plastic lumber rather than as a solid or hazardous waste were obtained in 1997. Poly-Pacific began its program by contracting a company called Everwood Agricultural Products Inc. in Aylmer, Ontario, to use spent MultiCut media in producing fence posts for the agricultural industry. Poly-Pacific took complete control of the process by purchasing the recycled plastic lumber equipment from the prior Everwood company in 1998 and setting the operations up as a wholly owned subsidiary, Everwood Agricultural Products International Inc.

The Poly-Pacific recycling program has now been approved by 8 EPA Regions including: in 1997 USEPA Regions 4, 6 and 10; in 1998 Regions 3, 7 and 9; in 2000 Region 5; and in 2002 Region 2. The recycling program has also been approved by 37 states including: in 1997 Alabama, Alaska (part of USEPA Region 10), Arizona, Florida, Georgia, Idaho, Kentucky, Minnesota, Mississippi, North Carolina, Oklahoma, Texas and Washington; in 1998 California, Iowa (part of USEPA Region 7), Kansas, Maryland, Nebraska, Nevada, New Jersey, Pennsylvania and Utah; in 1999 Illinois, Indiana, North Dakota, South Carolina, South Dakota, Virginia and Wyoming; in 2000 Arkansas, Colorado, Louisiana, Montana, New Mexico, Oregon and West Virginia; and in 2001 Tennessee. In Canada, the Everwood processes and plant have been approved by the Ontario Ministry of the Environment; and CropLife Canada has approval from all 10 provinces for the processes to collect and transport the cleaned and ground up agricultural containers.

GENERAL COMPANY INFORMATION

Warranties

Although the Company provides a limited warranty that the products will be free from defects in material and workmanship and, when subject to normal use, they are further warranted against manufacturing defects that result in peeling, flaking, blistering, cracking, breaking, corroding, abnormal weathering and abnormal discoloration of surfaces. The warranty provides for repair, replacement or refund to the purchaser for lumber determined to be defective. The Company’s maximum liability to refund is reduced by five (5) percent for each year after the date of original purchase. The warranty does not apply to the cost of installation or removal of any defective material. Since inception we have not received any warranty claims whatsoever, and we have sold well over 600,000 posts. No warranty is provided for plastic blasting media because it is manufactured in accordance with each particular customer’s specifications.

Customer Dependence

We are not dependent upon any individual customers for 10% or more of the revenues for either the media or the recycled plastic lumber product. The plastic blasting media is sold to over 40 different end-user customers. The recycled plastic lumber products are sold to an indeterminant number of agricultural end users.

Seasonality

As shown in the table below for results averaged over four years, although there are some minor variations, our sales exhibit virtually no seasonality. Plastic media is used primarily for blasting operations in enclosed buildings and can therefore be done any time of the year. Recycled plastic lumber products are sold throughout Canada and the USA, so there are climatic effects on sales in particular regions in accordance with outdoor repair activities. In colder climate areas sales are heaviest in the spring and summer, and in warmer climate areas sales are heaviest in the fall and winter months.

Poly-Pacific Average 2000 to 2003 Seasonality of Sales
	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Plastic Media Sales Percentage	24.3%	26.9%	25.3%	23.5%
Plastic Lumber Sales Percentage	23.4%	32.3%	19.1%	25.1%
Total Sales Percentage by Quarter	24.1%	28.1%	23.9%	23.9%

Property, Plants and Equipment

The extent and nature of the Company's properties are summarized in the table below:

Facility and location	Use and Size of Property	Owned/Leased & Term
Everwood plant at 268 Tillson Avenue, Tillsonburg, Ontario N4G 3B5	Manufacturing recycled plastic lumber. 15,000 square foot building on 6 acres of land. Fenced property for open storage.	Owned since 2001.
Poly-Pacific Technologies plant at 4755 Zinfandel Court, Unit A Ontario, CA 91761	Manufacturing plastic blasting media and recycled plastic lumber. 38,000 square foot building.	Leased with term that extends to 2007.

We have decided to focus increasingly on our recycled plastic lumber business, and so our intent is to expand in this market as quickly as possible. In addition, recent technological developments in the extrusion processes we use have proven that a very large supply of previously untapped raw materials is available as recycled plastic lumber feedstock. This source is the residential Blue Box/Blue Bag collection programs that are gaining in prominence and popularity. Virtually all of these programs collect a wide range of plastics, but only limited types and quantities of the plastics, such as those from pop bottles and milk jugs, can be used in most existing manufacturing processes to make useful recycled products. The other plastics collected most often have to be disposed of in some less environmentally friendly manner, such as through landfill or burning. However, these other plastics work very well in our processes to make recycled plastic lumber, and all that is needed to support an Everwood type of plant is a source of 4 million pounds per year of these plastics. With new investment the Company therefore plans to expand as quickly as possible by establishing new recycled plastic lumber plants.

Based upon our experience in the industry, besides standard round fence posts, we know there is a large market for smaller diameter, 3 1/2” round recycled plastic lumber to replace wood line posts in the grape growing industry vineyards, and for “conventional” 4 x 4 square posts and beams for other agricultural uses. The Company has determined that sets of molds can be made, with appropriate controls, to fit on the extrusion machines to produce precisely shaped products.

If the Company can obtain sufficient new capital investment, it plans to expand in the recycled plastic lumber industry as outlined in the table below. All future production facilities added are expected to be located in leased premises. A new capital investment of at least $3 million would enable the undertaking of an accelerated, profitable expansion plan over the next five years. If a new capital investment of only $2 million is obtained, the first year expansion program outlined below could be completed, but the rate of future growth would be solely dependent upon the cash flows generated by operations.

Timing	Planned Expansion Development	Plan Cost	Cumulated
Start	Initiate program with new capital investment
Months 1 to 4
Upgrade the existing recycled plastic lumber systems in Canada and California. The Everwood plant will be set up with a mold system to make 4” x 4” pieces for farm and ranch use, with a potential extension into the suburbanite markets. The California plant will be set up with a mold system to make 3 1/2” diameter line posts for the grape growing industry.
Equipment $160,000 Working Capital $340,000
Months 1 to 5
An existing operation in Nova Scotia will be acquired and modified to improve the mold system, material handling and finishing operations to make products that match the Everwood output for distribution through the existing 125 dealer locations.
		Equipment $250,000 Working Capital $250,000	First Two Developments $1,000,000
Months 7 to 12	Complete location searches, obtain and modify equipment, and establish two further plants to make 3 1/2” diameter line posts in locations such as Seattle and San Francisco.	Equipment $500,000 Working Capital $500,000	First Three Developments $2,000,000
Months 13 to 18	Complete location searches, obtain and modify equipment, and establish a plant to make 3 1/2” diameter line posts in a location such as San Diego, and one to make 4” x 4” pieces in Western Canada.	Equipment $500,000 Working Capital $500,000	First Four Developments $3,000,000
Future Months
As cash generated from operations permits, continue to complete location searches, obtain and modify equipment to establish two additional recycled plastic lumber plants every six to eight months. The first two such plants would be in locations such as Rochester (from which a plant making 3 1/2” diameter line posts could serve area vineyards) and Philadelphia. As soon as possible the Company would establish further plants in locations such as Atlanta, New York, New Jersey and St. Louis.
		For each new plant the funding required from operations will be: Equipment $500,000 Working Capital $500,000	These future developments are not dependent on attainment of further new investment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in material respects from U.S. GAAP. The difference is disclosed in a note to the audited financial statements. These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Poly-Pacific Technologies Inc. and Everwood Agricultural Products International Inc..

In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The information contained in this annual report should be read in conjunction with the Company's latest annual consolidated financial statements and the notes thereto.

Company's Critical Accounting Policies

The Company’s critical accounting policies, as reported in the financial statements, are:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. and Poly-Pacific Technologies Inc. All intercompany transactions have been eliminated on consolidation.

Revenue Recognition

Revenue is recorded upon shipment and transfer of title. This normally occurs at the time of shipment of the products.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Amortization is calculated at the following annual rates:

Building	- 4% declining balance
Fence	- 10% declining balance
Automotive equipment	- 30% declining balance
Computer equipment	- 30% declining balance
Leasehold improvements	- 20% straight-line
Office equipment	- 20% declining balance
Plant equipment	- 20% declining balance

Deferred Charges

Deferred charges are recorded at cost and amortized on a straight-line basis over five years.

Translation of Foreign Currency

Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items other than amortization are translated at the average rate of exchange for the year. Amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost of inventories is determined on an average cost basis.

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook section 3870, with respect to the accounting for stock-based payments and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002 be accounted for using the fair value method. For all stock-based employee compensation awards, no compensation expense is recognized when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital.

The new standard requires that the Company discloses the pro forma effect of accounting for all stock-based awards granted during the year ended December 31, 2003, using the fair value-based accounting method. As the Company has not issued any stock options during the 2003 fiscal year, no pro forma disclosure is provided.

Earnings Per Share

The Company follows the treasury stock method of calculating diluted earnings per share. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average price during the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Policy

Effective January 1, 2002, the Company adopted the changes to CICA Handbook section 1650 "Foreign Currency Translation". This section no longer permits the deferral and amortization of unrealized translation gains and losses on long-term foreign currency denominated assets and liabilities.

The Company adopted the revision retroactively without restating the financial statements of any prior period. Application of the recommendation would not have materially affected net earnings reported in 2001. In total, the adoption of the standard results in accumulative addition to retained earnings at January 1, 2002 of $53,195.

A. Operating Results

The Company's activities in the last five years can be divided into two different product lines: (1) blasting media, (2) plastic lumber. The expenditures for operations and capital incurred for these product lines are itemized in the Tables 5.1 and 5.2.

Table 5.1—Summary of Operations for the Blasting Media

The summary of operations for the blasting media products (in Canadian $) are presented in this table.

Poly-Pacific International Inc.
Summary of Financial Information in Canadian Dollars
Product - Blasting Media	9 Months ended 30/9/2004 (unaudited)	Year ended 31/12/2003	Year ended 31/12/2002	Year ended 31/12/2001	Year ended 31/12/2000
Blasting Media Sales Revenues	2,596,659	3,345,734	2,766,762	2,929,714	2,814,387
Blasting Media Operating Expenses	2,587,516	3,714,562	3,578,544	2,832,629	2,584,581
Income tax expense (recovery)	1,223	(144,762)	(172,195)	25,332	92,758
Blasting Media Net Income (Loss)	7,920	(224,066)	(639,587)	71,753	137,048

Capital Expenditures	66,599	742,512	637,373	32,716	159,371
Deferred Charges	57,683	13,512	272,121	53,414	84,596

Table 5.2—Summary of Operations for the Plastic Lumber

The summary of operations for plastic lumber products (in Canadian $) are presented in this table.

Poly-Pacific International Inc.
Summary of Financial Information in Canadian Dollars
Product - Plastic Lumber	9 Months ended 30/9/2004 (unaudited)	Year ended 31/12/2003	Year ended 31/12/2002	Year ended 31/12/2001	Year ended 31/12/2000
Plastic Lumber Sales Revenues	560,677	895,206	922,444	723,229	898,091
Plastic Lumber Operating Expenses	478,638	926,168	916,519	573,444	785,454
Income tax expense (recovery)	66,599	(9,372)	4,351	49,224	33,956
Plastic Lumber Net Income (Loss)	15,440	(21,590)	1,574	100,561	78,681

Capital Expenditures	12,896	9,715	10,694	498,734	68,005
Deferred Charges	58,145	8,300	0	0	0

Operating Results Narrative for the Nine Months Ended September 30, 2004 (unaudited)

The Company earned a profit for the first three quarters of the year of $23,360 as shown in the unaudited results for the period in Table 3.1 on page 4 of this report. These earnings compare to a profit for the same period of the prior year of $101,087, as presented on page 4 of Exhibit 2.0, Interim Financial Statements for the Nine Months Ended September 30, 2004 (unaudited). The difference occurred even though the volume of sales and before tax income increased, because the Company was no longer eligible for a tax refund in the year 2004.

During the period, the Company successfully conducted research and development for a process to incorporate scrap plastics from residential Blue Box/Blue Bag recycling programs into its recycled plastic lumber. This greatly increases the amount of raw materials available to the Company’s recycled plastic lumber business. With products being sold through over 125 locations in 40 states in the USA and nine provinces in Canada, demand for more recycled plastic lumber production is continuing to grow strongly.

Operating Results Narrative for the Year Ended December 31, 2003

The year 2003 marks the first full year of our operations in the United States for Poly-Pacific Technologies. Sales for the plastic media operation increased from US$1,777,596 in 2002 to US$2,388,125 in 2003, representing a 34.3 % increase.

During the year, the Company completed improvements to the media production systems in California, and also completed installation of recycled plastic lumber equipment in that plant. While additional relocation and transitional expenses were incurred during the year, management also continued its efforts to reduce costs and to improve operational efficiency.

The Company also reached an agreement wherein the outstanding preferred shares were redeemed in exchange for an unsecured debenture so the Company could move forward under unimpeded conditions to continue developments with new business opportunities in the USA.

Operating Results Narrative for the Year Ended December 31, 2002

The fiscal year of 2002 was a transitional year for the Company. Notably, it set up the California operation and moved the manufacturing facility from Edmonton in October 2002.

Some of the other major events were:

1.
Our major competitor, U.S. Technology Corporation of Canton, Ohio, commenced a claim alleging that the Company was not properly recycling the spent plastic media. The Company had to defend itself and its good reputation. As a result, it spent at least $450,000.00 in legal fees and $100,000.00 for in-house staffing costs and travel expenses. On the eve of the Annual General Meeting in 2002, U.S. Technology Corporation offered to settle.

2.
Our Preferred Shareholder, CMB Partnership II commenced a claim to redeem their preferred shares at a conversion price of $0.65 per common share. Given that they do not have any redemption rights, coupled with the fact that our shares were trading in the $0.15 - $0.25 range, the Company had no choice but to retain legal counsel to defend itself. The legal costs and management fee was $250,000.00 plus our in-house staffing and travel costs were approximately $65,000.00. The parties began the process of negotiating a settlement at year end.

3.
The Company completed the installation of a new plastic media production system at a cost of approximately $1,000,000.00. This system has the capacity of four (4) times the old system in Edmonton. The Company was also in the process of acquiring a plastic lumber manufacturing system costing about $800,000.00. This system should be ready for production in May 2003.

As a result of the foregoing, and an additional $250,000.00 for the physical move to California, we have invested a total of approximately $3,000,000.00 this year. However, the opening of the California plant opens up potential for a larger number of U.S. customers who can be provides with recycling services, particularly from the state of California and its large agricultural industry. The Company projected a favorable growth rate in the fourth quarter of 2002 from operations commencing in the United States.

Operating Results Narrative for the Year Ended December 31, 2001

2001 was a year when the economy grew very little, bankruptcies were common and North American customers were canceling or delaying orders. Contraction was an all too familiar word. Yet for Poly-Pacific, 2001 turned out to be an overall very good year. Our business model proved to withstand recession signals, and our customers had to spend money even in slow times. The Company signed its largest fixed term contract to date, began planning for a plant to open in 2002 in the USA; overall it maintained stability in an industry that experienced a decline of 15% in 2001.

Revenues for 2001 were $3,652,943 a decrease of 1.6% or $59,535 from the previous year. The Everwood Facility in Ontario was closed for eight weeks while it was relocated to the plant purchased in Tillsonburg. This eight-week closure resulted in lost revenues amounting to $156,240. Without this closure, total revenues would have exceeded last years.

The U.S. plant proposed will enable the Company to bid on more contracts that were previously unavailable to it from the facility in Canada. A significant portion of the plastic blasting media market has been reserved for U.S. small business to bid on. The presence in the U.S. will enable the Company to meet the criteria to bid on these projects. The Company been discussing opening a plant in the U.S. for some time but was limited to the use of a specific plot of land. In early 2002, our preferred shareholder removed this condition enabling the Company to lease a facility in a new California location.

The Company cash position remained strong and it continued to operate profitably every quarter. Increased business enabled the Company to continue applying funds toward growth for the benefit of its shareholders.

Operating Results Narrative for the Year Ended December 31, 2000

The Company achieved an increase of 23% in revenue with the growth occurring in both the plastic media and recycled plastic lumber segments of its business. The media distributors in the West Coast of the United States increased their sales of products, and the Company acquired six (6) new distributors in the USA and one new distributor in Ireland. In addition, contracts were signed with the United States government worth more than $2,000,000.00 for year 2001.

During 2000, the Company made significant improvements to its subsidiary operation, Everwood Agricultural Products International Inc. The process was developed produce products other than just round posts (e.g. square posts). The Company increased the distribution network for recycled plastic lumber to cover 30 states in the United States.

General Comments Relating to Operations Results

Inflation has not had a material impact on any results for any of the above years.

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

The primary currency exchange rate that impacts on the Company’s revenues and expenditures is the one for the Canadian dollar relative to the United States dollar. Through the reporting years 2002, 2001 and 2000 there was no material impact from these currency fluctuations from year to year. However, in the 2003 reporting year there was a major increase in the value of the Canadian dollar relative to the United States dollar. Because of the large proportion of the Company’s business conducted in United States dollars, the Company realized a foreign exchange loss of $239,180.

There have been no changes to Canadian government policies that have had a material impact on the Company’s financial results.

B. Liquidity and Capital Resources

The following table presents major Company financial data in summary form as at the nine months ended September 30, 2004 (unaudited) and as at the years ended December 31, 2003, 2002, 2001 and 2000:

Year	Current assets	Total assets	Current liabilities
9 Months in 2004 (unaudited)	1,640,737	4,091,767	1,366,675
2003	1,761,033	4,364,173	1,192,794
2002	3,083,408	5,783,214	1,611,455
2001	4,290,304	5,449,998	615,506
2000	4,585,940	5,415,614	868,579

As at September 30, 2004 (unaudited), the Company had $1,299,211 in long-term liabilities and had accounts payable and current accrued liabilities of $1,366,675 against cash and other current assets of $1,640,737. The $1,640,737 in current assets was attributed to $94,484 in cash, $590,889 in accounts receivable, $903,548 in inventories, and $51,816 in prepaid expenses. Management acknowledges that if it is to fully implement its contemplated business plans, it will require significant equity and debt financing. There is no assurance that the company will be successful in raising this financing.

Management considers that the company has sufficient funding to meet its requirements for maintaining administrative and operational expenditures for at least the next 12 months. The Company also has an approved operating bank line of credit of up to $500,000 USD (equal to about $600,000 CAD) in California, and had drawn $298,427 CAD of that line as at September 30, 2004. The line of credit is renewable on an annual basis, the current maturity date is June 24, 2005, interest is payable monthly at the bank’s reference rate plus one (1%) percent and the rate at inception was five (5%) percent. The Company's working capital will be used for administrative and operational expenditures. When necessary, the Company may in the future conduct equity financing to supplement its working capital to advance its business plans. For any future major project financing, the Company will rely on any or a combination of the equity financing, bank loans, and participation of strategic partners.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

No trends that will impact upon the Company’s results this year are known at this time.

E. Off Balance Sheet Arrangements

There are no off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations As at December 31, 2003	Principal/Lease Amounts Remaining to be Paid in				Total Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Mortgage for Everwood	24,720.	49,440.	49,440.	63,660.	187,260.
Equipment Long-Term Loan	49,080.	110,990.	173,090.		333,160.
10% Convertible Debenture	275,000.				275,000.
Debenture	516,920.	1,399,146.			1,856,066.
Building Lease Obligation in California	205,499.	410,998.	119,874.		736,371.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Mr. Thomas Lam is the President, Chief Executive Officer and a Director for the Company. He has over 30 years of management experience in computing operations and systems, public health operations, plastics manufacturing, and importing and exporting. Mr. Lam received his advanced training in the USA and Canada in computers, marketing, finance, administration and contract law negotiations. His experience and capabilities have enabled the Company to research and develop processes for the manufacturing and distribution of its products since 1989.

The Company Board of Directors has four other members. Mr. David Tam is a corporate lawyer and partner in Parlee McLaws LLP, the firm that handles the head office legal needs for the Company in Edmonton, Alberta. Dr. Edward Chambers is a former Dean of Business and now is a Research Professor with the School of Business at the University of Alberta, attached to the Western Center for Economic Research, and operates his own consulting company. Mr. Mike Duff is the owner and president of a successful, professional placement agency, Design Group Staffing Inc., serving the engineering, construction and resource industries with 17 branch offices across Canada. Mr. Don Quon is a computer software consultant to large corporations, and is a Director representing a substantial block of Poly-Pacific’s common shareholders.

The Company's directors are elected by shareholders at each annual meeting to serve until the next annual meeting or, in the event of a vacancy, appointed by the Board of Directors then in office to serve until the next annual meeting or until their successors are elected and qualified. The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors. There are no family relationships among the directors or executive officers of the Company.

B. Compensation

The following sets forth for the fiscal year ended December 31, 2004 the compensation of each of the directors and executive officers of the Company who received compensation, and all of the executive officers and directors as a group. All amounts are shown in Canadian dollars.

Individual	Position	Compensation
Mr. Thomas Lam	President and Director	$123,600. plus benefits (1).
Mr. David Tam	Director and Secretary	$3,600.
Three other directors	Director	none
Executive Officers & Directors as a Group		$127,200. plus benefits.

(1)   With Mr. Lam now resident in Canada, the only benefits included are for the Company’s group medical insurance, worth about $300 per month, and an $800 per month car allowance.

The Company has an employment and non-compete contract with Mr. Thomas Lam, President, but its subsidiaries have no employment contracts with any executive officer. Mr. Lam has an Executive Employment Agreement (Exhibit 4.3 to this report) with the Company that was effective January 1, 2002 for two years, subject to annual renewals thereafter. This agreement prescribes his appointment as President on an exclusive services basis to the Company, and reporting to the Board of Directors. It provides for a salary of $40,000 in Canadian or USA currency, depending on his domicile country as directed by the Board, six weeks of annual paid vacation, payment of a monthly car allowance of $800 CDN or USD, payment of relocation expenses and payment of private school fees for Mr. Lam’s son while living in California. Mr. Lam is to receive no severance payment upon termination for cause, but is to receive 24 months of severance pay upon termination without cause. The agreement also includes a two-year non-compete in respect of the plastic media business, and a two-year moratorium to further protect the interests of the Company and its affiliates through non-solicitation of any customers, employees or agents of the Company, or any of its affiliates. There is a second, related party agreement, as described in Item 7 B in this report, between the Company and Poly-Pacific Inc. and Mr. Thomas Lam, which provides for the balance of his compensation as President.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by any other director in the Company's most recently completed or current financial year to compensate such directors in the event of the termination of services (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Although the accounting policies include provisions for a “stock-based compensation policy”, the Company has not implemented a Stock Option Plan. However, we have awarded options as follows:

The Company granted an aggregate of 1,872,000 options to purchase common shares of the Company, effective April 16, 2004, to the individuals listed below, in the amounts set forth beside their name, at an exercise price of $0.10 per common share. Authorized and unissued common shares are allotted and reserved for issuance, and upon receipt of regulatory acceptance and due exercise of the options, in whole or in part, by holders of the options. No issuing value is attached to these options. The individuals granted the options have all been long-term directors and/or employees of the Corporation.

Name	Number of Common Shares Under Option	Expiration Date
Edward Chambers	155,000	April 15, 2009
David Tam	155,000	April 15, 2009
Pui Fung Lam	155,000	April 15, 2009
Don Quon	155,000	April 15, 2009
Mike Duff	155,000	April 15, 2009

Name	Number of Common Shares Under Option	Expiration Date
Charles Chiang	155,000	April 15, 2009
Thomas Lam	468,000	April 15, 2009
Al Cheung	235,000	April 15, 2009
Karen Christian	141,000	April 15, 2009
Bob Bilger	98,000	April 15, 2009
Total Options	1,872,000	April 15, 2009

Besides the $3,600 per year each paid to Mr. Thomas Lam and Mr. David Tam as Directors, the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Form 20F.

C. Board Practices

In accordance with the Articles of the Company the number of directors shall be such number not less than one as the Company by ordinary resolution may from time to time determine and each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. The Company has five directors.

The officers of the Company are elected by the Board of Directors as soon as possible following each annual general meeting and shall hold office for such period and on such terms as the board may determine. There is an employment contract between the Company and Mr. Thomas Lam, President, which provides for benefits upon the termination of his employment at the equivalent of two years salary if for no cause, but stipulating that there shall be no severance payment if his services were to be terminated without cause. There are no service contracts between the Company and any of its other directors providing for benefits upon termination of service.

The members of the Company Audit Committee are appointed by the Board of Directors as soon as possible following each annual general meeting. The current audit committee members are Dr. Edward Chambers, Mr. Mike Duff and Mr. Don Quon, who are all independent Directors. The Board of Directors does not have a formally appointed compensation committee, but performs this function as a whole in respect of compensation of officers of the corporation, with any officer who is also a director being excluded from the deliberations of the other directors.

D. Employees

As at December 31, 2004, the Company had the following full-time employees:

Poly-Pacific International Inc.—2 management, 1 accounting and 1 administration
Everwood, Ontario—1 manager and 3 operators
Everwood, Edmonton—1 sales and marketing manager
Poly-Pacific Technologies—3 sales and marketing, 1 accounting/administration, 1 plant manager, 1 maintenance technician, 4 operators full time, and 2 operators part time

E. Share Ownership

The Company is authorized to issue an unlimited number of common voting shares at no par value, of which 9,361,624 are issued and outstanding. The Company is authorized to issue an unlimited number of preferred non-voting shares in series at no par value, of which none are issued.

As of December 31, 2004 all directors, officers and employees of the Company as a group own and control 13.41% of the Company's common shares outstanding and could own and control 20.87% of the Company's common shares if all outstanding options were to be exercised.

Identity of Owner	Common Shares Owned and Controlled(1)		Percent of Class
	Number Held	Stock Options(2)	Now Outstanding	Fully Diluted
Thomas Lam	600,000	468,000	6.41%	9.51%
Dr. Edward Chambers	80,000	155,000	0.85%	2.09%
David Tam	225,968	155,000	2.41%	3.39%
Don Quon	200,000	155,000	2.14%	3.16%
Mike Duff	150,000	155,000	1.60%	2.72%

(1)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 31, 2004, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

(2)	Includes options for common shares, as disclosed herein.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. There were no changes in the share holdings of the Officers and Directors during the last three fiscal years. Except as set forth above, applicable percentages are based upon 9,361,624 shares of common stock outstanding as of January 31, 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company. The people identified in the table below are the only registered owners of more than 5% of the Company’s voting securities, as of December 31, 2004.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted (3)

Mr. Thomas Lam (1)	600,000	6.41%	9.51%
Mr. Pui Fung Lam (2)	500,000	5.34%	5.83%

(1)	Mr. Thomas Lam holds options to acquire 468,000 common shares of the Corporation at $0.10 per share through until April 15, 2009.

(2)	As has been disclosed to shareholders, Mr. Pui Fung Lam holds options to acquire 155,000 common shares of the Corporation at $0.10 per share through until April 15, 2009.

(3)
Eight other people hold options to acquire a total of 1,249,000 common shares of the Corporation, at $0.10 per share through until April 15, 2009, but each individual owns less than 5% of shares, both on a current and on a fully diluted basis.

Neither of the above shareholders have any voting rights that differ from non-majority shareholders.

As of December 31, 2004, U.S. shareholders owned approximately 89,300 of the Company's common shares, representing 0.95% of the total 9,361,624 common shares issued and outstanding. Canadian shareholders owned the balance of approximately 9,272,324 of the Company's common shares, representing 99.05% of the total 9,361,624 common shares issued and outstanding.

B. Related Party Transactions

During the reporting years, the Company had the following related party transactions with corporations under significant influence of the Company's directors:

Year Ended December 31	2004	2003	2002	2001	2000
Management Fees	93,560.	112,078.	380,423.	214,136	60,000

These fees are incurred pursuant to a Management Agreement between the Company and Poly-Pacific Inc. and Mr. Thomas Lam (Exhibit 4.4 to this report), which is for two years effective January 1, 2002 and is subject to annual renewals at the end of the initial term. Poly-Pacific Inc., a private corporation, is the predecessor company from which the plastic blasting media equipment and technology was acquired by the Company in 1996. Although Mr. Lam is only one of the shareholders in the said private company, he is the only person who receives any remuneration through Poly-Pacific Inc. The management agreement provides for payment of $100,000 in signing bonuses in 2002, for payment of annual fees of $80,000 CDN or USD depending on where Mr. Lam is domiciled as directed by the Company (he was resident in California from July 2002 through until June 2004, and has been living in Canada since then). There is to be no severance payment upon termination for cause, but a severance payment equal to 24 months in fees is due upon termination without cause. The agreement also includes a two-year non-compete in respect of the plastic media business, and a two-year moratorium to further protect the interests of the Company and its affiliates through non-solicitation of any customers, employees or agents of the Company, or any of its affiliates. The employment agreement, as described in Item 6 B in this report, between the Company and Mr. Thomas Lam complements the management agreement in respect of his compensation as President and the other terms of his employment.

As disclosed in the notes to the financial statements, these transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Poly-Pacific International Inc. for the nine months ended September 30, 2004 (unaudited), and for the years ended December 31, 2003, 2002, 2001 and 2000 are incorporated with this Item 8 to this report:

•	Management Responsibility for Financial Reporting.
•	Auditors' Report.
•	Consolidated Balance Sheet at period end date.
•	Consolidated Statement of Operations.
•	Statement of Retained Earnings and Deficit.
•	Consolidated Statement of Cash Flows.
•	Notes to Consolidated Financial Statements.

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties, and accordingly, does not anticipate paying any dividends in the foreseeable future.

The financial statements are presented on the immediately following pages.

POLY-PACIFIC INTERNATIONAL INC.

Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2004 (Unaudited)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, "Continuous Disclosure Obligations", Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The Company's external auditors, Collins Barrow Edmonton LLP, have not performed a review of these interim consolidated financial statements.

"Thomas Lam"
Signed
Thomas Lam
Chief Executive Officer and Chief Financial Officer

November 12, 2004

POLY-PACIFIC INTERNATIONAL INC. (Unaudited) Interim Consolidated Balance Sheet September 30, 2004	September 30, 2004		December 31, 2003
ASSETS Current Assets Cash	$94,484		$50,613
Accounts receivable	590,889		668,684
Inventories	903,548		965,955
Prepaid expenses	51,816		75,781
	1,640,737		1,761,033
Property, plant and equipment (Note 3)	1,778,949		1,957,933
Deferred charges (Note 4)	497,329		452,276
Future income taxes	174,752		192,931
	$4,091,767		$4,364,173
LIABILITIES Current Liabilities Bank indebtedness	$298,427	$	---
Accounts payable and accrued liabilities	257,309		325,989
Income taxes payable	15,265		1,085
Current portion of long-term debt	73,800		73,800
Future income taxes	39,821		---
Current portion of debentures	682,053		791,920
	1,366,675		1,192,794
Debentures	934,964		1,339,146
Long-term debt	364,307		446,620
	2,665,946		2,978,560
SHAREHOLDERS' EQUITY Contributed surplus (Note 5)	630,654		613,806
Share capital (Note 5)	865,584		865,584
Retained earnings (deficit)	(70,417)		(93,777)
	1,425,821		1,385,613
	$4,091,767		$4,364,173

Approved on behalf of the Board

By:	/s/ Mike Duff
Mike Duff
Director

By:	/s/ Don Quon
Don Quon
Director

POLY-PACIFIC INTERNATIONAL INC. (Unaudited) Interim Consolidated Statement of Operations For the Nine Months Ended September 30, 2004
	January 1 to September 30, 2004	January 1 to September 30, 2003	July 1 to September 30, 2004	July 1 to September 30, 2003
Revenue Sales	$3,157,336	$3,069,718	$1,004,962	$939,596
Interest	464	1,414	---	---
	3,157,800	3,071,132	1,004,962	939,596
Expenses Direct costs	1,684,121	1,463,264	555,501	546,985
General and administrative	590,150	856,419	230,227	257,904
Occupancy costs	283,770	279,621	100,529	57,261
Selling and marketing	176,519	182,725	59,504	67,623
Regulatory costs	22,282	34,043	6,130	7,584
Bank charges and interest	10,984	26,974	6,742	2,755
	2,767,826	2,843,046	958,633	940,112
Income (loss) before under noted items:	389,974	228,086	46,329	(516)
Amortization of property, plant and equipment	216,884	167,979	70,140	57,881
Amortization of deferred charges	70,775	124,076	28,216	77,018
Interest on long-term debt	20,538	8,112	---	5,169
Professional fees	30,670	60,535	8,656	45,019
Management fees	67,717	---	26,267	---
Foreign currency exchange loss (gain)	(127,106)	(89,649)	(98,332)	(199,942)
Income (loss) before income taxes	110,496	(42,967)	11,382	14,339
Income taxes (recovery) - current	29,136	59,141	(1,170)	(12,831)
- future	58,000	(203,195)	57,951	(53,831)
	87,136	(144,054)	56,781	(66,662)
Net income (loss)	$23,360	$101,087	$(45,399)	$81,001
Net income per common share - basic (Note 6)	$0.0025	$0.0108	$(0.0048)	$0.0087
- diluted	$0.0018	$0.0089	$(0.0048)	$0.0071

POLY-PACIFIC INTERNATIONAL INC. (Unaudited) Interim Consolidated Statement of Retained Earnings (Deficit) For the Nine Months Ended September 30, 2004
	January 1 to September 30, 2004	January 1 to September 30, 2003

Retained earnings (deficit), beginning of period	$(93,777)	$151,879

Net income	23,360	101,087

Retained earnings (deficit), end of period	$(70,417)	$252,966

POLY-PACIFIC INTERNATIONAL INC. (Unaudited) Interim Consolidated Statement of Cash Flows For the Nine Months Ended September 30, 2004
	January 1 to September 30, 2004	January 1 to September 30, 2003	July 1 to September 30, 2004	July 1 to September 30, 2003
Cash Provided by (Used in): Operating Activities Net income (loss)	$23,360	$101,087	$(45,399)	$81,001
Items not requiring cash: Amortization of property, plant and equipment	216,884	167,979	70,140	57,881
Amortization of deferred charges	70,775	124,076	28,216	77,018
Future income taxes (recovery)	58,000	(203,195)	57,951	(53,831)
Unrealized foreign exchange gain on debenture	(122,587)	(255,150)	(122,587)	(255,150)
Stock-based compensation	16,848	---	8,424	---
Net change in non-cash working capital	109,667	(159,785)	150,792	355,436
	372,947	(224,988)	147,537	262,355
Financing Activities Bank indebtedness	298,427	---	298,427	---
Repayment of long-term debt	(82,313)	(16,480)	(46,847)	(4,120)
Advances (repayment) of bank loans	---	(595,000)	---	---
Issuance of convertible debenture	---	265,000	---	265,000
Repayment of debenture	(391,462)	(135,360)	(260,000)	(135,360)
	(175,348)	(481,840)	(8,420)	125,520
Investing Activities Advances to affiliated party	---	735,605	---	25,541
Purchase of property, plant and equipment	(37,900)	(889,876)	(15,570)	(483,696)
Deferred costs	(115,828)	---	(115,828)	---
	(153,728)	(154,271)	(131,398)	(458,155)
Increase (decrease) in cash	43,871	(861,099)	7,719	(70,280)
Cash, beginning of period	50,613	939,229	86,765	148,410
Cash, end of period	$94,484	$78,130	$94,484	$78,130
Cash consists of: Cash	$94,484	$78,396	$94,484	$78,396
Bank overdraft	---	(266)	---	(266)
	$94,484	$78,130	$94,484	$78,130

POLY-PACIFIC INTERNATIONAL INC.
(Unaudited)
Notes to the Interim Consolidated Statements
For the Nine Months Ended September 30, 2004

1.   Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic material.

2.   Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim consolidated financial statements and do not include all of the disclosures found in the Company's annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the preparation of these consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of December 31, 2003.

3.   Property, Plant and Equipment
			September 30, 2004		December 31, 2003
	Cost		Accumulated Amortization	Net	Net

Land	$100,000	$	---	$100,000	$100,000
Building	362,960		42,562	320,398	330,307
Fence	15,924		4,341	11,583	12,522
Automotive equipment	29,508		11,723	17,785	21, 506
Computer equipment	78,665		51,163	27,502	30,910
Leasehold improvements	17,086		3,366	13,720	14,140
Office equipment	106,940		45,125	61,815	75,960
Plant equipment	1,809,831		583,685	1,226,146	1,372,588
	$2,520,914		$741,965	$1,778,949	$1,957,933

4.    Deferred Charges
		September 30, 2004		December 31, 2003
	Cost	Accumulated Amortization	Net	Net

Research and development costs	$199,684	$62,904	$136,780	$33,530
Project costs	642,320	281,771	360,549	418,746
	$842,004	$344,675	$497,329	$452,276

POLY-PACIFIC INTERNATIONAL INC.
(Unaudited)
Notes to the Interim Consolidated Statements
For the Nine Months Ended September 30, 2004

4.    Deferred Charges (Continued)

Deferred project costs were incurred in completing the ISO 9002 project, in developing a project which will recycle used plastic blasting media, in setting up an additional processing plant for plastic blasting media, in researching certification of military grade materials for export, in researching and developing a new manufacturing process for plastic blasting media and in setting up a joint venture in China to manufacture semi-finished material to be used in manufacturing plastic blasting media.

5.    Share Capital
Authorized: Unlimited number of common voting shares Unlimited number of preferred non-voting shares.
	Number		Amount
Issued and outstanding: September 30, 2004 Common voting shares Balance, beginning and end of period	9,361,624		$865,584
December 31, 2003 Common voting shares Balance, beginning and end of period	9,361,624		$865,584
Preferred non-voting shares Balance, beginning of year	3,030,200		2,967,036
Redemption of preferred shares	(3,030,200)		(2,353,230)
Charge to contributed surplus	---		(613,806)
Balance, end of year	---	$	---
Total Balance, end of year			$865,584

Stock-Based Compensation Plan

During the period, the Company has issued stock options to acquire common stock through its stock option plan. The options granted to directors and employees totalled 1,872,000 of which 1,872,000 have fully vested. The stock options can be exercised at $0.10 per common share and expires on April 15, 2009. Terms and conditions of options granted are set out in the Company's stock option plan.

POLY-PACIFIC INTERNATIONAL INC.
(Unaudited)
Notes to the Interim Consolidated Statements
For the Nine Months Ended September 30, 2004

5.    Share Capital (Continued) The following table summarizes information about stock options outstanding at September 30, 2004:

Options Outstanding			Options Exercisable Weighted
	Weighted	Average
Number	Average	Remaining
of	Exercise	Contractual
Options	Price	Life (Years)
1,872,000	$0.10	4.79	1,872,000	$ 0.10

During the nine months ended September 30, 2004, the Company recognized $16,848 (2003 - $nil) in stock-based compensation expense.

The fair value for stock options granted in the nine months ended September 30, 2004 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate                    2.5%
Expected volatility               87.0%
Expected life of options (in years)     5.0

6.  Net Income per Common Share

The basic net income per common share is based on the weighted average number of common shares outstanding of 9,361,624 (September 30, 2003 - 9,361,624). The diluted net income (loss) per common share is calculated by assuming all the stock options are exercised and the convertible debentures are converted at the beginning of the period and by using the weighted average number of common shares of 12,883,624 (September 30, 2003 - 11,331,877).

7.  Supplemental Cash Flow Information
	January 1 to September 30, 2004	January 1 to September 30, 2003
Income taxes paid	$(20,072)	$105,153
Interest paid	$31,522	$24,536

POLY-PACIFIC INTERNATIONAL INC.
(Unaudited)
Notes to the Interim Consolidated Statements
For the Nine Months Ended September 30, 2004

8.   Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic media segment manufactures plastic blasting media for industrial use and operates in Alberta and California, U.S.A. The plastic lumber segment operates in Ontario, Canada and obtains recycled plastic material and uses this material to produce plastic lumber.

	Plastic Media		Plastic Lumber		Total
	January 1 to September 30, 2004	January 1 to September 30, 2003	January 1 to September 30, 2004	January 1 to September 30, 2003	January 1 to September 30, 2004	January 1 to September 30, 2003

Assets	$3,398,178	$4,245,351	$693,589	$538,592	$4,091,767	$4,783,943

Sales	2,596,659	2,441,631	560,677	628,087	3,157,336	3,069,718

Amortization: Property, plant and equipment	190,102	138,301	26,782	29,678	216,884	167,979

Deferred charges	70,775	124,076	---	---	70,775	124,076

Interest expense	30,277	22,621	1,245	12,465	31,522	35,086

Income tax expense (recovery)	1,223	(206,615)	66,599	62,561	67,822	(144,054)

Segment profit	7,920	6,003	15,440	95,084	23,360	101,087

Capital expenditures	66,599	883,384	12,896	6,492	79,495	889,876

Deferred charges	57,683	---	58,145	---	115,828	---

POLY-PACIFIC INTERNATIONAL INC.

Consolidated Financial Statements December 31, 2003 and 2002

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Poly-Pacific International Inc. for the years ended December 31, 2003 and 2002 have been prepared by management in accordance with Canadian generally accepted accounting principles.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of the consolidated financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. Collins Barrow, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

By:	/s/ Thomas Lam
Thomas Lam
President and Chief Executive Officer

Date: January 23, 2004	By:	/s/ Al Cheung
Al Cheung
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Poly-Pacific
International Inc.

We have audited the consolidated balance sheets of Poly-Pacific International Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and the cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta	By:	/s/ Collins Barrow
Date: January 23, 2004		Collins Barrow
Chartered Accountants

POLY-PACIFIC INTERNATIONAL INC. Consolidated Balance Sheet December 31, 2003 and 2002		2003	2002
ASSETS Current Assets Cash		$50,613	$888,567
Term deposits		---	298,363
Accounts receivable		668,684	519,085
Prepaid expenses		75,781	108,048
Other receivable		---	119,564
Inventories (Note 4)		965,955	1,149,781
		1,761,033	3,083,408
Advances to affiliated company (Note 5)		---	735,605
Property, plant and equipment (Note 6)		1,957,933	1,368,802
Deferred charges (Note 7)		452,276	539,810
Future income taxes (Note 14)		192,931	55,589
		$4,364,173	$5,783,214
LIABILITIES Current Liabilities Bank overdraft (Note 8)	$	---	$247,701
Accounts payable and accrued liabilities		325,989	711,245
Income taxes payable		1,085	---
Bank loan (Note 9)		---	595,000
Current portion of long-term debt (Note 10)		73,800	24,720
Current portion of debentures (Note 11)		791,920	---
Future income taxes (Note 14)		---	32,789
		1,192,794	1,611,455

Long-term debt (Note 10)		446,620	187,260
Debentures (Note 11)		1,339,146	---
		2,978,560	1,798,715
SHAREHOLDERS' EQUITY Contributed surplus		613,806	---
Share capital (Note 12)		865,584	3,832,620
Retained earnings (deficit)		(93,777)	151,879
		1,385,613	3,984,499
		$4,364,173	$5,783,214

Commitments (Note 13)

Approved on behalf of the Board

By:	/s/ Thomas Lam
Thomas Lam
Director

By:	/s/ David Tam
David Tam
Director

POLY-PACIFIC INTERNATIONAL INC. Consolidated Statement of Operations For the Years Ended December 31, 2003 and 2002	2003	2002
Revenue Sales	$4,240,940	$3,689,206
Interest	1,386	29,957
	4,242,326	3,719,163
Expenses Direct costs	1,936,100	2,070,632
General and administrative	984,941	540,439
Occupancy costs	481,886	367,098
Selling and marketing	257,088	188,093
Regulatory costs	48,852	55,123
Interest on short-term debt	45,583	28,975
	3,754,450	3,250,360
Income before undernoted items	487,876	468,803
Foreign exchange loss (gain)	239,180	(13,305)
Bad debts	163,911	23,777
Amortization of property, plant and equipment	163,096	127,279
Amortization of deferred charges	134,887	84,322
Management fees	112,078	380,423
Professional fees	65,609	442,461
Interest on long-term debt	8,905	10,564
Project development costs	---	219,139
Loss before income taxes	(399,790)	(805,857)
Income taxes (recovery) (Note 14) - current	15,997	(64,216)
- future	(170,131)	(103,628)
	(154,134)	(167,844)
Net loss	$(245,656)	$(638,013)
Net loss per common share (Note 15)	$(0.026)	$(0.068)

POLY-PACIFIC INTERNATIONAL INC. Consolidated Statement of Retained Earnings (Deficit) For the Years Ended December 31, 2003 and 2002	2003	2002
Retained earnings, beginning of year as previously reported	$151,879	$736,697
Adjustment to reflect change in accounting for foreign currency translation (Note 3)	---	53,195
As restated	151,879	789,892
Net loss	(245,656)	(638,013)
Retained earnings (deficit), end of year	$(93,777)	$151,879

POLY-PACIFIC INTERNATIONAL INC. Consolidated Statement of Cash Flows For the Years Ended December 31, 2003 and 2002	2003	2002
Cash Provided by (Used in):
Operating Activities Net loss	$(245,656)	$(638,013)
Items not involving cash: Amortization of property, plant and equipment	163,096	127,279
Amortization of deferred charges	134,887	84,322
Future income taxes recovery	(170,131)	(103,628)
Bad debts	163,911	23,777
Unrealized foreign exchange gain on debentures	(302,974)	---
Net change in non-cash working capital (Note 16)	(362,024)	532,498
	(618,891)	26,235
Financing Activities Repayment of long-term debt	(24,720)	(24,720)
Bank loan advances (repayments)	(595,000)	416,000
Proceeds from long-term debt	333,160	---
Issuance of convertible debenture	275,000	---
Repayment of debenture	(194,190)	---
	(205,750)	391,280
Investing Activities Advances (to) from affiliated company	710,064	(735,605)
Purchase of property, plant and equipment	(752,227)	(648,067)
Deferred charges	(21,812)	(272,121)
	(63,975)	(1,655,793)
Decrease in cash	(888,616)	(1,238,278)
Cash, beginning of year	939,229	2,177,507
Cash, end of year	$50,613	$939,229
Cash consists of: Cash	$50,613	$888,567
Term deposits	---	298,363
Bank overdraft	---	(247,701)
	$50,613	$939,229
Supplemental cash flow information (Note 16)

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

1.  Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic materials.

2.   Summary of Significant Accounting Policies Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. and Poly-Pacific Technologies Inc. All intercompany transactions have been eliminated on consolidation.

Revenue Recognition

Revenue is recorded upon shipment and transfer of title. This normally occurs at the time of shipment of the products.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Amortization is calculated at the following annual rates:

Building	- 4% declining balance
Fence	- 10% declining balance
Automotive equipment	- 30% declining balance
Computer equipment	- 30% declining balance
Leasehold improvements	- 20% straight-line
Office equipment	- 20% declining balance
Plant equipment	- 20% declining balance

Deferred Charges

Deferred charges are recorded at cost and amortized on a straight-line basis over five years.
Translation of Foreign Currency

Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

2.   Summary of Significant Accounting Policies (Continued)

Translation of Foreign Currency (Continued)

Monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date. Non-monetary assets and liabililties are translated at historical exchange rates. Revenue and expense items other than amortization are translated at the average rate of exchange for the year. Amoritzation of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost of inventories is determined on an average cost basis.

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook section 3870, with respect to the accounting for stock-based payments and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002 be accounted for using the fair value method. For all stock-based employee compensation awards, no compensation expense is recognized when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital.

The new standard requires that the Company discloses the pro forma effect of accounting for all stock-based awards granted during the year ended December 31, 2003, using the fair value-based accounting method. As the Company has not issued any stock options during the 2003 fiscal year, no pro forma disclosure is provided.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

2.         Summary of Significant Accounting Policies (Continued)

Earnings Per Share

The Company follows the treasury stock method of calculating diluted earnings per share. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average price during the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.        Change in Accounting Policy

Effective January 1, 2002, the Company adopted the changes to CICA Handbook section 1650 "Foreign Currency Translation". This section no longer permits the deferral and amortization of unrealized translation gains and losses on long-term foreign currency denominated assets and liabilities.

The Company adopted the revision retroactively without restating the financial statements of any prior period. Application of the recommendation would not have materially affected net earnings reported in 2001. In total, the adoption of the standard results in accumulative addition to retained earnings at January 1, 2002 of $53,195.

4.         Inventories
	2003	2002
Raw materials	$99,718	$172,365
Work in progress	688,554	644,095
Finished goods	169,619	302,582
Supplies	8,064	30,739
	$965,955	$1,149,781

5.         Advances to Affiliated Company

Advances to affiliated company were being held in trust to be used to comply with the joint venture agreement entered into with a relative of one of the company's directors. The joint venturers intend to establish a manufacturing plant to make semi-finished plastic blasting media in China for shipment to North America. All advances to the affiliated company were repaid during 2003.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

6.   Property, Plant and Equipment
			2003		2002
	Cost		Accumulated Amortization	Net	Net
Land	$100,000	$	---	$100,000	$100,000
Building	362,960		32,653	330,307	340,241
Fence	15,924		3,402	12,522	13,868
Automotive equipment	29,508		8,002	21,506	28,545
Computer equipment	75,826		44,916	30,910	48,988
Leasehold improvements	17,086		2,946	14,140	120,810
Office equipment	111,322		35,362	75,960	87,697
Plant equipment	1,770,389		397,801	1,372,588	628,653
	$2,483,015		$525,082	$1,957,933	$1,368,802

7.   Deferred Charges
		2003		2002
	Cost	Accumulated Amortization	Net	Net
Research and development costs	$83,857	$50,327	$33,530	$52,266
Project costs	646,951	228,205	418,746	447,084
	$730,808	$278,532	$452,276	$499,350

Deferred project costs were incurred in completing the ISO 9002 project, in developing a project which will recycle used plastic blasting media, in setting up an additional processing plant for plastic blasting media, in researching certification of military grade materials for export, in researching and developing a new manufacturing process for plastic blasting media and in setting up a manufacturing plant in China to produce semi-finished plastic blasting media materials.

8.         Bank Overdraft

The Company's line of credit bears interest at prime plus 1%, is repayable on demand and is secured by a general assignment of accounts receivable and inventories. The line of credit was repaid during the year and cancelled by the company.

9.        Bank Loan

The bank loan bears interest at a rate of prime plus 1%, is repayable on demand and is secured by a general assignment of accounts receivable, inventories and a term deposit in the amount of $298,363 (US $188,885). The approved credit is to a maximum of $625,000. The bank loan has been repaid during the year.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

10.         Long-Term Debt
	2003	2002
Mortgage, repayable in monthly principal instalments of $2,060 plus interest at prime plus 1%, matures on July 31, 2006, secured by land and building with a carrying amount of $430,308 (2002 - $440,241)	$187,260	$211,980
Bank loan, repayable in monthly instalments of $4,437, including principal and interest at 5.817%, matures October 1, 2008 secured by equipment with a carrying amount of $1,407,180	333,160	---
	520,420	211,980
Less current portion	73,800	24,720
	$446,620	$187,260

Principal instalments required to be paid over the next five years are as follows:

2004	$73,800
2005	78,605
2006	81,825
2007	85,236
2008	137,294
Subsequent years	63,660
$520,420
11.         Debentures

Debenture	$1,856,066
Convertible debenture	275,000
2,131,066
Current portion	(791,920)
$1,339,146

Scheduled repayments are as follows:

2004	$791,920
2005	$1, 339,146

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

11.         Debentures (Continued)

a)     Debenture

A $1,586,250 USD unsecured debenture was issued on July 2, 2003 in exchange for 3,030,200 of preferred shares of the Company valued at $2,353,230 CDN. The debenture bears no interest, is repayable in quarterly installments and is due on December 31, 2005. During the year, $150,000 USD was repaid to the debenture holder.

b)     Convertible Debenture

A $275,000 unsecured convertible debenture was issued during the year. The convertible debenture bears interest at 10% per annum and is due on December 15, 2004. The debenture is convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $0.15 to $0.20 per common share.

12.         Share Capital

Authorized: Unlimited number of common voting shares Unlimited number of preferred non-voting shares
	Number	Amount
Issued and outstanding: December 31, 2003 Common voting shares Balance, beginning and end of period	9,361,624	$865,584
Preferred non-voting shares Balance, beginning of period	3,030,200	2,967,036
Redemption of preferred shares	(3,030,200)	(2,353,230)
Charge to contributed surplus	---	(613,806)
	---	---
Total balance, end of period		$865,584

During 2003, 3,030,200 of preferred shares were redeemed at a value of $2,353,230 in exchange for an unsecured debenture in the amount of $1,586,250 USD due December 31, 2005 (Note 11). The excess value of the preferred shares have been recorded as contributed surplus of the Company.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

12.         Share Capital (Continued)

	Number	Amount
Issued and outstanding: December 31, 2002 Common voting shares
Balance, beginning and end of period	9,361,624	$865,584
Preferred non-voting shares
Balance, beginning and end of period	3,030,200	2,967,036
Total balance, end of period		$3,832,620

Conversion of Preferred Shares

Each preferred share was convertible into 1.54 common shares of the company before April 1, 2004. Subsequent to April 1, 2004, the Company may repurchase any non-converted preferred share for cancellation at their issue price plus any declared but unpaid dividends.

Share Options

On April 1, 1999, the Board of Directors granted a stock option to a director of the company to purchase up to a total of 486,631 common shares. The exercise price is $0.18 per share and the expiry date is March 31, 2004. These options were forfeited when the preferred shares were converted to a debenture during the year. There are no outstanding options on December 31, 2003.

13.         Commitments

a)	The Company has entered into a lease to rent its current premises located in Ontario, California. The minimum annual lease payments are as follows:

2004	$205,499
2005	205,499
2006	205,499
2007	119,874
$736,371

b)
The Company has entered into a joint venture agreement, which expires November 30, 2010, with a relative of one of the Company's directors, whereby the joint venturers intend to establish a manufacturing plant to make semi-finished plastic blasting media in China for shipment to North America.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

14.         Income Taxes

The difference between the computed expected income tax provision based on a combined federal and provincial tax rate of 34.74% (2002 - 34.12%) and the actual income tax provision are summarized as follows:

	2003	2002
Computed expected income taxes (recovery)	$(138,887)	$(274,958)

Increase (decrease) in tax resulting from: Non-deductible costs	2,191	1,439
Amortization in excess of capital cost allowance for tax	78,739	(1,380)
Foreign exchange gain on translation	(81,265)	---
Overaccrual of prior year tax recovery	(14,912)	---
U.S. subsidiary losses not recognized as a future tax asset	---	107,055
Total income taxes (recovery)	$(154,134)	$(167,844)

Income taxes are represented by: Current income taxes	$15,997	$(64,216)
Future income taxes	(170,131)	(103,628)
	$(154,134)	$(167,844)

The following summarizes the components included in future income taxes as at December 31:

	2003		2002
Assets: Tax benefits of loss carry forward		$192,931	$55,589

Liabilities: Excess of book value over tax basis of property, plant and equipment	$	---	$32,789

As at December 31, 2003, the Company has $647,198 non-capital losses which may be used to reduce future Canadian income taxes otherwise payable. The non-capital losses expire as follows:

2009	$195,297
2010	$451,901

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

15.  Net Income (Loss) per Common Share

The basic net income (loss) per common share is based on the weighted average number of common shares outstanding of 9,361,624 (2002 - 9,361,624). The effect of potential exercise of options and conversion of the convertible debentures are anti-dilutive as at December 31, 2003 and is therefore not presented.

16.  Supplemental Cash Flow Information

a)  Changes in non-cash working capital items:
	2003	2002
Accounts receivable	$(313,510)	$377,190
Prepaid expenses	32,267	(55,576)
Other receivable	119,564	(84,760)
Inventories	183,826	(159,805)
Accounts payable and accrued liabilities	(385,256)	470,668
Income taxes payable	1,085	(15,219)
	$(362,024)	$532,498

b)   Income taxes and interest:

	2003	2002
Income taxes paid (refunded)	$(105,145)	$70,696
Interest paid	$54,488	$39,539

17.  Related Party Transactions

During the year, the Company had the following related party transactions with corporations under significant influence of the Company's directors:

	2003	2002
Management fees	$(112,078)	$380,423

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

18.      Financial Instruments

Foreign Currency Risk Management

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

The Company periodically uses forward exchange rate currency contracts to hedge the effect of exchange rate changes on future local currency requirements. Gains and losses on these contracts are reported as a component of the related transaction. At December 31, 2003 and 2002, there were no forward exchange rate currency contracts in place.

Credit Risk

Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of term deposits and accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The company has its customers insured through Export Development Canada and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, advances to affiliated company, term deposits, accounts receivable, other receivable, bank overdraft, accounts payable, accrued liabilities, income tax payable, bank loan, debentures and long-term debt. As at December 31, 2003 and 2002, there were no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt and debenture balances to be received and paid in foreign currency are subject to foreign exchange risk.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

19.  Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A. The plastic lumber segment operates in Ontario, Canada and obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use. The accounting policies of the segment are as those described in Note 2.

	Plastic Media		Agricultural Plastic Lumber		Total
	2003	2002	2003	2002	2003	2002
Assets	$3,649,780	$4,924,144	$714,393	$859,070	$4,364,173	$5,783,214
Sales	3,345,734	2,766,762	895,206	922,444	4,240,940	3,689,206
Segment profit (loss)	(224,066)	(639,587)	(21,590)	1,574	(245,656)	(638,013)
Amortization: Property, plant and equipment	131,575	86,112	31,521	41,167	163,096	127,279
Deferred charges	134,887	84,322	---	---	134,887	84,322
Interest expense	40,948	23,264	13,540	16,275	54,488	39,539
Income taxes (recovery)	(144,762)	(172,195)	(9,372)	4,351	(154,134)	(167,844)
Deferred charges addition	13,512	272,121	8,300	---	21,812	272,121
Capital expenditures	742,512	637,373	9,715	10,694	752,227	648,067

20.  Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada which, as they apply to the company, differ in certain material respects from those applicable in the United States. Significant differences between Canadian GAAP and U.S. GAAP are set forth below:

Balance Sheet Adjustments:	2003		2002
Deferred Charges Balance under Canadian GAAP		$452,276		$539,810
Adjustment for deferred charges (a)		(452,276)		(539,810)
Balance under U.S. GAAP	$	---	$	---

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

20.    Differences Between Canadian and United States Generally Accepted Accounting Principles (Continued)

	2003	2002
Share Capital Balance under Canadian GAAP	$865,584	$3,832,620
Adjustment for stock compensation for employees (b)	58,396	58,396
Balance under U.S. GAAP	$923,980	$3,891,016
Retained earnings (deficit) Balance under Canadian GAAP	$(93,777)	$151,879
Adjustment for deferred charges (a)	87,534	(228,259)
Cumulative adjustment of prior years differences	(598,206)	(369,947)
Balance under U.S. GAAP	$(604,449)	$(446,327)

	2003	2002
Effect on consolidated statement of operations Net loss under Canadian GAAP	$245,656	$638,013
Deferred charges (a)	(87,534)	228,259
Net loss and comprehensive loss under U.S. GAAP	$158,122	$866,272
Basic loss per share - U.S. GAAP	$0.02	$0.09

There are no other differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

a)   Deferred Charges

The Company capitalizes costs relating to the development of their product lines. Under U.S. GAAP, the deferred charges would be expensed entirely in the year the expenses are incurred. For the current fiscal year, amortization of deferred charges of $134,887 (2002 - $84,322) would not be recorded under U.S. GAAP and current year additions of $47,353 (2002 - $312,581) would also be expensed under U.S. GAAP.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

20.      Differences Between Canadian and United States Generally Accepted Accounting Principles (Continued)

b)  Stock Based Compensation

For U.S. GAAP purposes, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. During 2002 and 2003, there were no fixed employee stock options granted with exercise prices less than the market price of the underlying stock on the date of the grant.

20.      Comparative Figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

POLY-PACIFIC INTERNATIONAL INC.

Consolidated Financial Statements December 31, 2002 and 2001

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Poly-Pacific International Inc. for the years ended December 31, 2002 and 2001 have been prepared by management in accordance with Canadian generally accepted accounting principles.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of the consolidated financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. Collins Barrow, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

/s/ Thomas Lam Signed President and Chief Executive Officer February 28, 2003	/s/ Al Cheung Signed Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Poly-Pacific International Inc.

We have audited the consolidated balance sheets of Poly-Pacific International Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and the cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta February 28, 2003	/s/ Collins Barrow Signed Chartered Accountants

POLY-PACIFIC INTERNATIONAL INC.
Consolidated Balance Sheet
December 31, 2002 and 2001

	2002	2001
ASSETS Current Assets Cash	$888,567	$2,252,540
Term deposits	298,363	---
Accounts receivable	519,085	920,052
Prepaid expenses	148,508	92,932
Other receivable	119,564	34,804
Inventories (Note 4)	1,149,781	989,976
	3,123,868	4,290,304
Advances to affiliated company (Note 5)	735,605	---
Property, plant and equipment (Note 6)	1,368,802	848,143
Deferred charges (Note 7)	499,350	311,551
Future income tax	55,589	---
	$5,783,214	$5,449,998
LIABILITIES Current Liabilities Bank overdraft (Note 8)	$247,701	$75,033
Accounts payable and accrued liabilities	711,245	240,577
Income taxes payable	---	15,219
Bank loan (Note 9)	595,000	179,000
Current portion of long-term debt (Note 10)	24,720	24,720
Future income taxes	32,789	80,957
	1,611,455	615,506
Long-term debt (Note 10)	187,260	211,980
	1,798,715	827,486
SHAREHOLDERS' EQUITY Share capital (Note 11)	3,832,620	3,832,620
Retained earnings	151,879	789,892
	3,984,499	4,622,512
	$5,783,214	$5,449,998

Commitments and Contingencies (Note 12)

Approved on behalf of the Board

/s/ David Tam Signed Director	/s/ Mike Duff Signed Director

POLY-PACIFIC INTERNATIONAL INC.
Consolidated Statement of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue Sales	$3,713,270	$3,652,943
Interest	29,957	111,301
	3,743,227	3,764,244
Expenses Direct costs	2,070,694	1,721,106
General and administrative	551,136	321,943
Occupancy costs	367,098	209,785
Selling and marketing	188,093	134,868
Regulatory costs	55,123	67,471
Interest on short-term debt	28,975	31,232
	3,261,119	2,486,405
Income before undernoted items	482,108	1,277,839
Professional fees	442,461	484,913
Management fees	380,423	214,136
Project development costs	219,139	147,635
Amortization of property, plant and equipment	127,279	99,558
Allowance for bad debts	23,777	13,359
Amortization of deferred charges	84,322	64,549
Interest on long-term debt	10,564	6,819
Income (loss) before income taxes	(805,857)	246,870
Income taxes (recovery) (Note 13)
- current	(64,216)	81,132
- future	(103,628)	(6,576)
	(167,844)	74,556
Net income (loss)	$(638,013)	$172,314
Net income (loss) per common share (Note 14)	$(0.068)	$0.018
Diluted net income (loss) per common share (Note 14)	$(0.068)	$0.012

POLY-PACIFIC INTERNATIONAL INC.
Consolidated Statement of Retained Earnings
For the Years Ended December 31, 2002 and 2001

	2002	2001
Retained earnings, beginning of year as previously reported	$736,697	$658,505
Adjustment to reflect change in accounting for foreign currency translation (Note 3)	53,195	---
As restated	789,892	658,505
Repurchase of shares (Note 11)	---	(94,122)
Net income (loss)	(638,013)	172,314
Retained earnings, end of year	$151,879	$736,697

POLY-PACIFIC INTERNATIONAL INC.
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash Provided by (Used in):
Operating Activities Net income (loss)	$(638,013)	$172,314
Items not involving cash: Amortization of property, plant and equipment	127,279	99,558
Amortization of deferred charges	84,322	64,549
Write off of deferred charges	---	89,537
Future income taxes recovery	(103,628)	(6,576)
Allowance for bad debts	23,777	13,359
Share subscription cancellation	---	(90,000)
Net change in non-cash working capital (Note 15)	532,498	(602,520)
	26,235	(259,779)
Financing Activities Long-term debt	(24,720)	236,700
Bank loan advances	416,000	18,060
Repurchase of shares	---	(140,419)
	391,280	114,341
Investing Activities Advances to affiliated company	(735,605)	---
Purchase of property, plant and equipment	(648,067)	(531,450)
Deferred charges	(272,121)	(53,414)
Proceeds on sale of equipment	---	1,200
	(1,655,793)	(583,664)
Effect of foreign exchange rate changes	---	134,377
Decrease in cash	(1,238,278)	(594,725)
Cash, beginning of year	2,177,507	2,772,232
Cash, end of year	$939,229	$2,177,507
Cash consists of: Cash	$888,567	$2,252,540
Term deposits	298,363	---
Bank overdraft	(247,701)	(75,033)
	$939,229	$2,177,507
Supplemental cash flow information (Note 15)

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

1.         Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic materials.

2.         Summary of Significant Accounting Policies
             Principles of Consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. and Poly-Pacific Technologies Inc. All intercompany transactions have been eliminated on consolidation.

Revenue Recognition

Revenue is recorded and related costs are transferred to direct costs upon change of ownership. This normally occurs at the time of shipment of the products.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Amortization is calculated at the following annual rates:

Building	- 4% declining balance
Fence	- 10% declining balance
Automotive equipment	- 30% declining balance
Computer equipment	- 30% declining balance
Leasehold improvements	- 20% straight-line
Office equipment	- 20% declining balance
Plant equipment	- 20% declining balance

Deferred Charges

Deferred charges are recorded at cost and amortized on a straight-line basis over five years.
Translation of Foreign Currency

Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and other expense items are translated at rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in earnings. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

2.         Summary of Significant Accounting Policies (Continued)

Monetary and non-monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date. Revenue and other expense items are translated at the average rate of exchange for the year.

Income Taxes

The company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

Effective January 1, 2002, the company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". These recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

The company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. The company's stock-based compensation plan is described in Note 11.

Earnings Per Share

The company follows the treasury stock method of calculating diluted earnings per share. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average price during the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

Change in Accounting Policy

Effective January 1, 2002, the company adopted the changes to Canadian Institute of Chartered Accountants Handbook Section #1650 - Foreign Currency Translation ("CICA 1650"), which no longer permits the deferral and amortization of unrealized translation gains and losses on long-term foreign currency denominated assets and liabilities.

The company adopted the revision retroactively without restating the financial statements of any prior period. Application of the recommendation would not have materially affected net earnings reported in 2001. In total, the adoption of the standard results in a cumulative addition to retained earnings at January 1, 2002 of $53,195.

3.         Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost of inventories is determined on an average cost basis.

	2002	2001
Raw materials	$172,365	$192,869
Work in progress	644,095	510,376
Finished goods	302,582	275,177
Supplies	30,739	11,554
	$1,149,781	$989,976

4.         Advances to Affiliated Party

Advances to affiliated party are being held in trust to be used to comply with the joint venture agreement entered into with a relative of one of the company's directors. The joint venturers intend to establish a manufacturing plant to make semi-finished plastic blasting media in China for shipment to North America. The company has a 50% interest in the proposed joint venture.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

6.        Property, Plant and Equipment

	2002			2001
	Cost	Accumulated Amortization		Net	Net
Land	$100,000	$	---	$100,000	$100,000
Building	359,737		19,496	340,241	354,253
Fence	15,924		2,056	13,868	15,459
Automotive equipment	29,529		984	28,545	379
Computer equipment	82,439		33,451	48,988	21,103
Leasehold improvements	123,424		2,614	120,810	7,780
Office equipment	107,030		19,333	87,697	36,876
Plant equipment	912,704		284,051	628,653	312,293
	$1,730,787		$361,985	$1,368,802	$848,143

7.         Deferred Charges

	2002		2001
	Cost	Accumulated Amortization	Net	Net
Research and development costs	$85,815	$33,549	$52,266	$67,086
Project costs	604,569	157,485	447,084	244,465
	$690,384	$191,034	$499,350	$311,551

Deferred project costs were incurred in completing the ISO 9002 project, in developing a project which will recycle used plastic blasting media, in setting up an additional processing plant for plastic blasting media, in researching certification of military grade materials for export and in researching, developing a new manufacturing process for plastic blasting media and in setting up a manufacturing plant in China to produce semi-finished plastic blasting media materials.

The deferred project costs of $89,537 related to the proposed purchase of land to set up a plastic media manufacturing plant in California have been written off in 2001.

8.         Bank Overdraft

The company's line of credit bears interest at prime plus 1%, is repayable on demand and is secured by a general assignment of accounts receivable and inventories.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

9.         Bank Loan

The bank loan bears interest at a rate of prime plus 1%, is repayable on demand and is secured by a general assignment of accounts receivable, inventories and a term deposit in the amount of $298,363 (US $188,885). The approved credit is to a maximum of $625,000.

10.  Long-Term Debt

	2002	2001
Mortgage, repayable in monthly principal instalments of $2,060 plus interest at prime plus 1%, matures on July 31, 2006, secured by land and building with a carrying amount of $440,241 (2001 - $454,253)	$211,980	$236,700
Current Portion	24,720	24,720
	$187,260	$211,980

Principal instalments required to be paid over the next five years are as follows:

2003	$24,720
2004	24,720
2005	24,720
2006	24,720
2007	24,720
Subsequent years	88,380
$211,980

11.        Share Capital

Authorized: Unlimited number of common voting shares Unlimited number of preferred non-voting shares.	Number	Amount
Issued and outstanding: December 31, 2002 Common voting shares Balance, beginning and end of 2002	9,361,624	$865,584
Preferred non-voting shares Balance, beginning and end of 2002	3,030,200	2,967,036
Total balance, end of 2002		$3,832,620

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

11.        Share Capital  (Continued)

	Number	Amount
Issued and outstanding: December 31, 2001 Common voting shares
Balance, beginning of 2001	9,853,624	$911,881
Repurchase of shares	(492,000)	(46,297)
Balance, end of 2001	9,361,624	865,584
Preferred non-voting shares
Balance, beginning and end of 2001	3,030,200	2,967,036
Total balance, end of 2001		$3,832,620

Conversion of Preferred Shares

Each preferred share is convertible into 1.54 common shares of the company before April 1, 2004. Subsequent to April 1, 2004, the company may repurchase any non-converted preferred share for cancellation at their issue price plus any declared but unpaid dividends.

Share Options

On April 1, 1999, the Board of Directors granted a stock option to a director of the preferred shareholder to purchase up to a total of 486,631 common shares. The exercise price is $0.18 per share and the expiry date is March 31, 2004. There has been no other change in the share options issued during 2002.

As at December 31, 2001, 311,000 share options granted to the company's management and directors exercisable at $0.27 per common share have expired.

Share Subscription

Share subscription related to the acquisition of the company's subsidiary has been cancelled in 2001 as a result of the subsidiary's failure to fulfil the contractual conditions relating to the purchase. The effect was a reduction of the purchase price of the subsidiary in the amount of $90,000 which was originally attributed to inventories. Direct costs in 2001 have been reduced accordingly.

Repurchase of Shares

During the fiscal year of 2001, the company repurchased some of its common shares through an independent broker at the prevailing market rates. The company spent $140,419 to repurchase 492,000 shares of which $46,297 of the carrying value of the share was charged against share capital and the amount of $94,122 in excess of the carrying value of the shares was recorded against the company's retained earnings balance.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

12.        Commitments and Contingencies

a)
In 2002, the company's preferred shareholder has commenced a legal action against the company whereby it demands the company to repay the original redemption value of the 3,030,200 Series I preferred shares in the amount of USD $2,000,000. Management has been negotiating with the preferred shareholder in an attempt to settle the dispute, with due consideration given to the interests of the common shareholders and the operation of the company.

b)
The company has entered into a joint venture agreement, which expires November 30, 2010, with a relative of one of the company's directors, whereby the joint venturers intend to establish a manufacturing plant to make semi-finished plastic blasting media in China for shipment to North America. Any operating earnings or losses will be shared equally and as of December 31, 2002, the operating company in China has incurred development costs of $119,107 (2001 - $69,218).

c)	The company has entered into a lease to rent its current premises located in Ontario, California. The minimum annual lease payments are as follows:

2003	$205,499
2004	205,499
2005	205,499
2006	205,499
2007	119,871
$941,867

13.       Income Taxes

The difference between the computed expected income tax provision based on a combined federal and provincial tax rate of 34.12% (2001 - 35.87%) and the actual income tax provision are summarized as follows:

	2002	2001
Computed expected income taxes (recovery)	$(274,958)	$88,553
Increase (decrease) in tax resulting from: Non-deductible costs	1,439	1,413
Loss carry forward deduction	---	(35)
Other amounts	(1,380)	(15,375)
U.S. subsidiary losses not recognized as a future tax asset	107,055	---
Total income tax expenses (recovery)	$(167,844)	$74,556

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

13.       Income Taxes (Continued)

	2002	2001
Income taxes are represented by: Current income taxes	$(64,216)	$81,132
Future income taxes	(103,628)	(6,576)
	$(167,844)	$74,556

The following summarizes the components included in future income taxes as at December 31:

	2002	2001
Assets: Tax benefits of loss carry forward	$55,589	$	---
Liabilities: Timing differences related to property, plant and equipment	$32,789		$80,957

As at December 31, 2002, the company has the following loss carry forward which may be applied against future taxable income with the following expiry dates and has not been recognized because of the uncertainty of future realization:

2017	$ 327,946

14.        Net Income (Loss) per Common Share

The basic net income (loss) per common share is based on the weighted average number of common shares outstanding of 9,361,624 (2001 - 9,480,506). The fully diluted net income per common share of $0.012 as of December 31, 2001 was calculated by assuming all the stock options were exercised and the preferred shares were converted at the beginning of the year and by using the weighted average number of common shares of 14,607,961. The effect of potential exercise of options and conversion of the preferred shares is anti-dilutive as at December 31, 2002 and is therefore not presented.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

15.        Supplemental Cash Flow Information

a)    Changes in non-cash working capital items:

	2002	2001
Accounts receivable	$377,190	$(48,106)
Prepaid expenses	(55,576)	(65,801)
Other receivable	(84,760)	14,759
Inventories	(159,805)	(185,853)
Accounts payable and accrued liabilities	470,668	(297,104)
Income taxes payable	(15,219)	(20,415)
	$532,498	$(602,520)

b)    Income taxes and interest:

	2002	2001
Income taxes paid	$70,696	$101,621
Interest paid	$39,539	$38,051

16.       Related Party Transactions

During the year, the company had the following related party transactions with corporations under significant influence of the company directors:

	2002	2001
Management fees	$380,423	$214,136

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

17.       Financial Instruments

Foreign Currency Risk Management

A substantial portion of the company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the company's operating results.

The company periodically uses forward exchange rate currency contracts to hedge the effect of exchange rate changes on future local currency requirements. Gains and losses on these contracts are reported as a component of the related transaction. At December 31, 2002 and 2001, there were no forward exchange rate currency contracts in place.

Credit Risk

Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of term deposits and accounts receivable.

The company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the company's credit evaluation process, the large number of customers comprising the company's customer base and their dispersion among many different industries and geographical locations around the world.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The company has its customers insured through the Export Development Canada and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, advances to affiliated company, term deposits, accounts receivable, other receivable, bank overdraft, accounts payable, accrued liabilities, income tax payable, bank loan and long-term debt. As at December 31, 2002 and 2001, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable and accounts payable balances to be received and paid in foreign currency are subject to foreign exchange risk.

POLY-PACIFIC INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.      Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A. The plastic lumber segment operates in Ontario, Canada and obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use. The accounting policies of the segment are as those described in Note 2.

	Plastic Media		Agricultural Plastic Lumber		Total
	2002	2001	2002	2001	2002	2001
Assets	$4,924,144	$4,666,794	$859,070	$783,204	$5,783,214	$5,449,998
Sales	2,790,826	2,929,714	922,444	723,229	3,713,270	3,652,943
Segment profit (loss)	(639,587)	71,753	1,574	100,561	(638,013)	172,314
Amortization: Property, plant and equipment	86,112	71,094	41,167	28,464	127,279	99,558
Deferred charges	84,322	64,549	---	---	84,322	64,549
Interest expense	23,264	24,617	16,275	13,434	39,539	38,051
Income tax expense (recovery)	(172,195)	25,332	4,351	49,224	(167,844)	74,556
Deferred charges addition	272,121	53,414	---	---	272,121	53,414
Capital expenditures	637,373	32,716	10,694	498,734	648,067	531,450

19.      Subsequent Event

The company is in the process of developing a proposed manufacturing plant in China. Subsequent to year end, management has expressed that the company may abandon this project. If this occurs, deferred project costs in the amount of $49,889 and a deposit of $40,460 for a tentative lease of a factory building would be written off in the next fiscal year as project development costs. This would have the impact of increasing the company's net loss by a total of $90,349 or net loss per common share by $0.01 if these costs were written off in 2002.

20.       Comparative Figures

The presentation of certain accounts of the previous year has been changed to conform with the presentation adopted for the current year.

B. Significant Changes

There has been one significant change for the Company since the nine months ended on September 30, 2004. The Company has successfully completed research and developed a process to incorporate scrap plastics from residential Blue Box/Blue Bag recycling programs into the processes it uses for manufacturing recycled plastic lumber. This change greatly increased the scope and potential for the Company to expand this segment of its business throughout Canada and the USA.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The principal trading market for the Company's Common Shares is the TSX Venture Exchange (TSX-V) under the symbol "PMB". The following table sets forth, for the periods indicated, the high and low sales prices per share of the Company's Common Shares on the TSX-V.

Table 9.1—History on TSX Venture Exchange (in Canadian Dollars)

Year	Period	High	Low
2000	1 Year	0.40	0.15
2001	1 Year	0.35	0.14
2002	1 Year	0.29	0.11
2003	Quarter 1 Quarter 2 Quarter 3 Quarter 4	0.24 0.24 0.22 0.18	0.17 0.11 0.13 0.13
2004	Quarter 1 Quarter 2 Quarter 3 Quarter 4	0.160 0.175 0.175 0.105	0.100 0.100 0.105 0.075
Latest Six Months	August 2004 September 2004 October 2004 November 2004 December 2004 January 2005	0.175 0.105 0.105 0.105 0.080 0.075	0.105 0.105 0.105 0.090 0.075 0.060

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following description is a summary of the material terms of the provisions of our Articles of Incorporation. The Articles of Incorporation have been filed as exhibits to the registration statement.

Common Stock

The Company is authorized to issue an unlimited number of shares of common stock with no par value. As of the date of this registration statement, there were 9,361,624 shares of common stock issued and outstanding that were held by approximately 420 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation that would prevent or delay change in our control.

Options to acquire common shares of the Company are held by the five Directors for a total of 1,088,000 shares, and by five other persons for a total of 784,000 shares.

During the 2001 year 492,000 common shares were bought back through an issuer’s bid. There have been no common stock issuances or repurchases by the Company since December 31, 2001. The authorization for common shares remains unlimited.

Preferred Stock

The Company is authorized to issue an unlimited number of preferred shares in series as fixed by the Directors without par value. As of the date of this registration statement, there are no preferred shares outstanding.

Preferred stock may be issued in series with preferences and designations as the Board of Directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding an unfriendly takeover or attempted changes in control. There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

During 2003, a total of 3,030,200 preferred shares were redeemed at a value of $2,353,230 in exchange for an unsecured, non-interest bearing debenture in the amount of $1,586,250 USD. There have been no preferred stock issuances or redemptions by the Company since December 31, 2003. The authorization for preferred shares remains unlimited.

The Company granted an aggregate of 1,872,000 options to purchase common shares of the Company, effective April 16, 2004, to the individuals identified in Item 6 B to this report, at an exercise price of $0.10 per common share up to the expiry date of April 15, 2009. These are the only outstanding options for Company shares of any type or class.

There is a convertible debenture, principal value of $275,000, held by 13 subscribers, which is convertible to common shares of the Corporation at the rate of $0.15 per share.

B. Memorandum and Articles of Association

The Articles of Association of the Company, as amended to date, has been filed as Exhibit 1.0 to the Company's Registration Statement on Form 20-F, filed with the Securities and Exchange Commission. The Articles of Association were approved by shareholders on October 25, 1995. Amendments were registered on April 23, 1999 and on June 12, 2003.

The Company is incorporated pursuant to the Companies Act, Chapter 21, Revised Statutes of Alberta 2000, which provides for the powers, rights and responsibilities of all corporations registered within the jurisdiction of the Province of Alberta.

C. Material Contracts

Material contracts, other than contracts entered into during the ordinary course of business, entered into during the two years immediately preceding the date of this submission are:

1.	In July 2003 the Company redeemed its outstanding issue of 3,030,200 preferred shares through an agreement issuing a debenture worth $1,500,000 USD to a non-affiliated investor.

2.
On June 15, 2003 the Company entered into an agreement to raise $275,000 from five Directors and eight outside investors. The agreement as entered into is for a debenture with conversion rights to common shares of the Company at the conversion price of $0.15 per common share. The debenture provides for the payment of interest at an annual rate of ten (10%) percent, payable in increments at the end of each six months, with a maturity date of December 15, 2004. However, the Company is presently in the process of negotiating with the subscribers to derive new terms and conditions to extend the maturity date.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's shares. Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable rate is dependent on the type of entity receiving the dividends. See Item 10 E - Taxation, below.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of Alberta or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Company.

The provisions of the Act are complex. Any non-Canadian citizen contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Act might apply.

E. Taxation

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the Convention). This discussion is general only and is not a substitute for independent advice from a shareholder's own tax advisor.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further 9% reduction, in 1996, and a 10% reduction in 1997 and thereafter, in the withholding tax rate on the gross amount of dividends is applicable when a US corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian Property" within the meaning of the Income Tax Act (Canada) ("Tax Act'), and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident (b) the person with whom the nonresident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length.

As a foreign corporation with US shareholders, the Company could be treated as a passive foreign investment Corporation ("PFIC"), as defined in Section 1296 of the Internal Revenue Code. This determination is dependent upon the percentage of the Company's passive income, or the percentage of the Company's assets, which are producing passive income. US shareholders owning shares of a PFIC may defer the U.S. tax with respect to that investment until the US holder disposes of the PFIC stock or receives certain distributions. At that time, the U.S. holder is subject to US tax, plus interest, based on the value of the tax deferral for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of the shares of the PFIC as ordinary income rather than as a capital gain.

Gain from a disposition of PFIC stock or certain distributions are treated as income earned ratably over the period during which the shareholder has held the stock. That portion allocable to the current year and to years when the corporation was not a PFIC is included in the shareholder's gross income in the year of distribution as ordinary income, rather than as a capital gain. That portion of the distribution or disposition which is not allocable to the current year is subject to deferred U.S. tax (the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year), plus interest.

However, if the U.S. shareholder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. shareholder would include annually in his gross income his pro-rata share of the PFIC's earnings and profits and any net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal Income tax on such income inclusions income not currently received. Special rules apply to U.S. shareholders who own their interests in a PFIC through intermediate entities or persons.

F. Dividend and Paying Agents

The Company has not declared any dividends in any of its years of operations, and has therefore not appointed a dividend paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I. Subsidiary Information

Not applicable, since it is included in the financial statements pursuant to generally accepted accounting principles.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

A. Audit Committee Financial Expert

Not applicable.

B. Code Of Ethics

Not applicable.

C. Principal Accountant Fees And Services

Not applicable.

D. Exemption From Listing Standards For Audit Committees

Not applicable.

E. Purchases Of Equity Securities By The Issuer And Affiliated Persons

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Description of Exhibit
1.1	Articles of Registrant
4.1	10% Convertible Debenture Subscription Document (Unsigned)
4.2	Trust Indenture between Poly-Pacific International Inc. and Computer Share Trust Company of Canada (as signed).
4.3	Executive Employment Agreement between Poly-Pacific International Inc. and Mr. Thomas Lam (as signed).
4.4	Management Agreement between Poly-Pacific International Inc. and Poly-Pacific Inc. and Mr. Thomas Lam (as signed).
8
Subsidiaries: We have two subsidiaries. Everwood Agricultural Products International Inc. is an Ontario Canada corporation number 1308111 formed on July 29, 1998 upon the acquisition of the assets of Everwood Agricultural Products Inc. Poly-Pacific Technologies Inc. is a California corporation number C2045209, formed on June 24, 1999.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Poly-Pacific International Inc.
(Registrant)
Pursuant to the requirements of the Securities Act of 1933, this Form 20-F Filing has been signed by the following person in the capacity and on the date indicated.

Date	Name and Signature	Title
March 1, 2005	Thomas Lam	President
/s/ Thomas Lam